Filed Pursuant to Rule 424(b)(5)
Registration No. 333-215579

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 24, 2017

Preliminary Prospectus Supplement

(To Prospectus dated January 17, 2017)

$

Tech Data Corporation

$                 % Senior Notes due

$                 % Senior Notes due

We are offering $        aggregate principal amount of our     % Senior Notes due          (the “20     notes”) and $        aggregate principal amount of our     % Senior Notes due          (the “20     notes” and, together with the 20     notes, the “notes”).

The 20     notes will bear interest at a rate of     % per year, and the 20     notes will bear interest at a rate of     % per year. We will pay interest on the notes on                  and                 of each year, beginning on                 , 2017. Interest on each series of notes will be subject to adjustment upon the occurrence of the events described under “Description of the Notes—Interest Rate Adjustment.” The 20     notes will mature on                  and the 20     notes will mature on                 .

The notes of each series will be issued in denominations of $2,000, and integral multiples of $1,000 in excess thereof.

We may redeem the notes of either series in whole or in part at any time prior to their maturity at the redemption prices described in this prospectus supplement.

The notes will be our senior unsecured obligations and rank equally with our other senior unsecured and unsubordinated indebtedness.

If the Proposed Acquisition (as defined herein) has not occurred on or prior to the earlier of (i) June 19, 2017 (provided that, if the termination date of the Acquisition Agreement (as defined herein) is extended, this date will also be extended to the same extended termination date, but in no case will this date be extended beyond September 15, 2017) and (ii) the date the Acquisition Agreement is terminated, the notes will be subject to special mandatory redemption. The special mandatory redemption price will be equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, up to, but excluding, the date of such special mandatory redemption.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-16.

	Per 20 Note	Total	Per 20 Note	Total
Public Offering Price	%	$	%	$
Underwriting Discount	%	$	%	$
Offering Proceeds to Tech Data, before expenses	%	$	%	$

Interest will accrue from                     , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”), Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), on or about                     , 2017.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	J.P. Morgan

                    , 2017

Prospectus Supplement

We are responsible for the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to give you any other information, and we and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the notes offered by this prospectus supplement are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement does not extend to you. The information contained in this prospectus supplement speaks only as of the date of this prospectus supplement, unless the information specifically indicates that another date applies.

Unless we have indicated otherwise, references in this prospectus to “Tech Data,” “we,” “our,” “us,” the “Company” and similar terms refer to Tech Data Corporation, a Florida corporation, and its consolidated subsidiaries.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us and the debt securities we may offer from time to time under our shelf registration statement, some of which may not apply to this offering of the notes. If the description of this offering of the notes in the accompanying prospectus is different from the description in this prospectus supplement, you should rely on the information contained in this prospectus supplement and if any statement in one of these documents is inconsistent with a statement in another document having a later date that is incorporated by reference in the accompanying prospectus or this prospectus supplement, the statement in the document having the later date modifies or supersedes the earlier statement.

You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, and the additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus supplement before deciding whether to invest in the notes offered by this prospectus supplement.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of any of the notes offered by this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We are responsible for the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement, and we take no responsibility for any other information that others may give you. The notes offered under this prospectus supplement are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of the notes.

This prospectus supplement is part of a registration statement that we filed with the SEC, using a “shelf” registration process under the Securities Act of 1933, as amended (the “Securities Act”), relating to the securities to be offered. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Tech Data Corporation and the securities, reference is hereby made to the registration statement. The registration statement, including the exhibits thereto, may be inspected at the Public Reference Room maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference the documents listed below (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items):

•	our Annual Report on Form 10-K for the fiscal year ended January 31, 2016;

•	our Definitive Proxy Statement on Form 14A filed with the SEC on April 21, 2016;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016; and

•	our Current Reports on Form 8-K, filed with the SEC on March 18, 2016, September 19, 2016, October 7, 2016, November 4, 2016, January 9, 2017 and January 17, 2017.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing of such reports and other documents. However, we are not incorporating by reference any information provided in these documents that is described in paragraph (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items.

Any statement made in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may obtain copies of any of these filings from us as described below, through the SEC or through the SEC’s internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus supplement, by requesting them from our Investor Relations department, at the following address:

Tech Data Corporation

5350 Tech Data Drive

Clearwater, Florida 33760

Attention: Investor Relations

(800) 292-7906

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, may contain forward-looking statements, as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements, including statements regarding our plans, objectives, expectations and intentions relating to the Proposed Acquisition, the Proposed Acquisition’s expected contribution to our results, the financing and closing of the Proposed Acquisition, the expected timing and benefits of the Proposed Acquisition, our and the Acquired Business’ (as defined herein) financial results and estimates and/or business prospects, involve a number of risks and uncertainties and actual results could differ materially from those projected. These forward-looking statements regarding future events, our future results and the future results of the Acquired Business are based on current expectations, estimates, forecasts, and projections about the industries in which we and the Acquired Business operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

In making forward-looking statements, we have made assumptions with respect to our ability to achieve expected synergies from the Proposed Acquisition and the timing of same, our ability to predict and adapt to changing customer requirements, preferences and spending patterns, and our ability to protect our intellectual property, future capital expenditures, including the amount and nature thereof, trends and developments in the information technology sector and other sectors of the economy that are related to this sector, business strategy and outlook, expansion and growth of business and operations, anticipated acquisitions, future results being similar to historical results, expectations related to future general economic and market conditions and other matters. These estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. These estimates, beliefs and assumptions may prove to be inaccurate, and consequently our actual results could differ materially from the expectations set out herein.

Readers are referred to the cautionary statements and important factors discussed in Item 1A Risk Factors of our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, our Quarterly Reports for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016 and the other documents we subsequently file with the SEC for further information. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Factors related to our existing business that could cause actual results to differ materially include the following:

•	global economic and political instability;

•	competition;

•	narrow margins;

•	dependence on information systems;

•	acquisitions and divestitures;

•	exposure to natural disasters, war and terrorism;

•	dependence on independent shipping companies;

•	impact of policy changes;

•	labor strikes;

•	risk of declines in inventory value;

•	product availability;

•	vendor terms and conditions;

•	loss of significant customers;

•	customer credit exposure;

•	need for liquidity and capital resources; fluctuations in interest rates;

•	foreign currency exchange rates; exposure to foreign markets;

•	international operations;

•	changes in income tax and other regulatory legislation;

•	potential adverse effects of litigation or regulatory enforcement actions;

•	changes in accounting rules; and

•	volatility of common stock price.

Factors related to the Proposed Acquisition and financing thereof that could cause actual results to differ materially include the following:

•	risk that the Acquired Business will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected;

•	risk that expected synergies, operational efficiencies and cost savings from the Proposed Acquisition may not be fully realized or realized in the expected time frame;

•	our increased level of indebtedness as a result of the Proposed Acquisition;

•	risk that we may not complete the anticipated financing in connection with the Proposed Acquisition or otherwise secure favorable terms for such financing;

•	possibility that certain assumptions with respect to the Acquired Business or the Proposed Acquisition could prove to be inaccurate;

•	failure to receive, delays in receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the Proposed Acquisition;

•	potential failure to retain our or the Acquired Business’ key employees as a result of the Proposed Acquisition;

•	disruptions resulting from the Proposed Acquisition, making it more difficult to maintain business relationships; and

•	assumption of unknown liabilities.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, our Quarterly Report for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016 and in the other documents we subsequently file with the SEC.

Tech Data Corporation

Tech Data is one of the world’s largest wholesale distributors of technology products. We serve as an indispensable link in the technology supply chain by bringing products from the world’s leading technology vendors to market, as well as providing our customers with advanced logistics capabilities and value-added services. Our customers include approximately 105,000 value-added resellers (“VARs”), direct marketers, retailers and corporate resellers who support the diverse technology needs of end users. We sell to customers in more than 100 countries throughout North America, South America, Europe, the Middle East and Africa. The two primary geographic markets we serve are the Americas and Europe.

Some of our key financial objectives are to gain share in select product areas in the geographies in which we operate and to improve operating income by growing gross profit faster than operating costs. In addition, we focus on deploying the right level of capital that yields solid operating cash flow generation and a return on invested capital that is above our weighted average cost of capital.

Key to achieving our financial objectives is our strategy of execution, diversification and innovation that we believe differentiates our business in the marketplace.

Execution is fundamental to our business success. We have 22 logistics centers where each day, tens of millions of dollars of technology products are received from vendors, picked and packed and shipped to our customers. Products are generally shipped from regionally located logistics centers the same day the orders are received. In addition, execution is marked by a high level of service provided to our customers through our company’s technical, sales and marketing support, electronic commerce tools, product integration services and financing programs.

Our diversification strategy seeks to continuously remix our product, customer and services portfolios towards higher growth and higher return market segments through organic growth initiatives and acquisitions. We believe that as industry standardization, cloud computing, mobility, the Internet of Things (“IoT”) and other potentially disruptive factors transform the way technology is used and delivered, we will leverage our highly efficient infrastructure to capture new market opportunities in our strategic focus areas of data center, software, mobility, consumer electronics, integrated supply chain services and other value-added service offerings.

The final tenet of our strategy is innovation. Our information technology (“IT”) systems and e-business tools and programs have provided our business with the flexibility to effectively navigate fluctuations in market conditions, structural changes in the technology industry, as well as changes created by products we sell. These IT systems and e-business tools and programs have also worked to strengthen our vendor and customer relationships, while at the same time improving the efficiency of these business partners.

We believe our strategy of execution, diversification and innovation will continue to strengthen our value proposition with vendor partners and reseller customers while positioning us for continued market expansion and profitable growth.

We were incorporated in Florida in 1974. Our principal executive offices are located at 5350 Tech Data Drive, Clearwater, Florida 33760, and our main telephone number is (727) 539-7429.

Recent Developments

Acquisition of Technology Solutions Business of Avnet, Inc. (“Avnet”)

On September 19, 2016, we entered into an Interest Purchase Agreement (the “Acquisition Agreement”) with Avnet to acquire (the “Proposed Acquisition”) all the shares of AVT Technology Solutions LLC (“AVT”) and TS Divestco B.V. (together with AVT, the “Acquired Companies”), which will hold all assets and liabilities primarily relating to the technology solutions business of Avnet (the “Acquired Business”) following completion of the Reorganization (as defined below).

Concurrently with the execution of the Acquisition Agreement, we entered into (i) a Reorganization Agreement (the “Reorganization Agreement”) with Avnet and AVT, pursuant to which Avnet will, prior to the consummation of the Proposed Acquisition, transfer the Acquired Business to the Acquired Companies (the “Reorganization”) and (ii) an Employment Matters Agreement in order to allocate between us and Avnet our respective assets, liabilities and responsibilities with respect to certain employee compensation, pension and benefit plans, programs and arrangements and to provide for certain employment matters in connection with the Proposed Acquisition.

Pursuant to the Acquisition Agreement, and subject to the terms and conditions contained therein, at the closing of the Proposed Acquisition, we will acquire all of the outstanding shares of the Acquired Companies for an aggregate purchase price comprised of $2.4 billion in cash (the “Cash Consideration”) and 2,785,402 shares of our common stock (representing approximately 7.3% of our outstanding common stock after giving effect to the issuance of the new shares) (the “Share Consideration”), with the Cash Consideration subject to certain working capital and other adjustments, as described in the Acquisition Agreement.

Under the Acquisition Agreement, we have agreed to register the Share Consideration for resale under the U.S. federal securities laws. Avnet’s rights to registration are subject to customary blackout and suspension periods. Subject to customary exceptions, Avnet has agreed not to transfer any of the Share Consideration for 180 days after closing of the Proposed Acquisition. Thereafter, subject to the terms of the Acquisition Agreement, Avnet may transfer up to 50% of the Share Consideration and after the first anniversary of the closing of the Proposed Acquisition, Avnet may transfer the full amount of the Share Consideration.

Consummation of the Proposed Acquisition is subject to customary conditions, including, among others: (i) the absence of any law or order prohibiting the transactions contemplated by the Acquisition Agreement or the Reorganization Agreement, (ii) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), as amended, and obtaining certain regulatory approvals under the antitrust laws of Canada, Colombia, the European Union, Mexico, Switzerland and Turkey without the imposition of a burdensome condition (as defined in the Acquisition Agreement), (iii) completion of the Reorganization in accordance with the Reorganization Agreement, (iv) the accuracy of representations and warranties set forth in the Acquisition Agreement and compliance with covenants set forth in the Acquisition Agreement (in each case, subject to certain materiality qualifications) and (v) the absence of any material adverse effect with respect to us or the Acquired Business. On November 2, 2016, the Federal Trade Commission granted early termination of the applicable waiting period under the HSR Act. A non-suspensory filing was submitted in Colombia on November 18, 2016 and was acknowledged by the authority on November 29, 2016. The waiting period in Canada expired on December 19, 2016, and the Turkish competition authority approved the transaction on December 28, 2016.

The parties to the Acquisition Agreement each have made customary representations and warranties for a transaction of this type. The Acquisition Agreement also contains customary covenants, including a covenant requiring Avnet to operate the Acquired Business in the ordinary course of business consistent with past practice in all material respects during the period between the execution of the Acquisition Agreement and the closing of the Proposed Acquisition.

Either party may terminate the Acquisition Agreement (i) by the mutual consent of the parties, (ii) if the closing has not occurred by 5:00 p.m. on June 19, 2017, (iii) if a governmental authority issues a final, non-appealable order or takes any other action (a) enjoining, restraining or otherwise prohibiting the transactions contemplated by the Acquisition Agreement or (b) constituting or imposing a burdensome condition or (iv) if the other party has breached its representations, warranties or covenants, subject to customary materiality qualifications and cure rights. Subject to certain limitations and conditions set forth in the Acquisition Agreement, we and Avnet have agreed to indemnify each other for, among other things, breaches of representations, warranties and covenants contained in the Acquisition Agreement, and certain tax liabilities.

In connection with the Proposed Acquisition, we have entered into the Reorganization Agreement, which provides for the transfer of the Acquired Business to the Acquired Companies. The Reorganization Agreement governs certain aspects of the relationship between the parties thereto after the Reorganization, including provisions with respect to release of claims, indemnification, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Reorganization with respect to losses related to the Acquired Business and Retained Business (as defined in the Acquisition Agreement), respectively.

Acquisition Financing

In addition to this offering, we expect to obtain or otherwise incur additional financing for the Proposed Acquisition as described below.

In connection with the Proposed Acquisition, we expect to borrow up to $1 billion under senior unsecured term loan facilities (the “Term Facilities”), consisting of a tranche of three-year senior unsecured term loans in an original aggregate principal amount of $250 million and a tranche of five-year senior unsecured term loans in an original aggregate principal amount of $750 million, and expect to borrow an amount up to $100 million under our $1 billion revolving credit facility (the “Revolving Facility”). We have also obtained commitments for a 30-day senior unsecured bridge loan facility in an original aggregate principal amount of $300 million (the “Cash Bridge Facility”). If and to the extent the notes in any offering we may conduct to raise permanent financing in the capital markets are not issued and sold (or are issued in a lesser amount), we may borrow up to $1 billion in loans under a 364-day senior unsecured bridge facility (the “Bridge Facility”). We refer to any debt financing that we expect to incur to fund the Cash Consideration and to pay related fees and expenses as the “Debt Financing.”

Acquired Business

As a leading global IT solutions distributor, the Acquired Business works with its business partners in the supply chain to create and deliver effective datacenter and IT lifecycle solutions that solve the business challenges of end-users around the world. These IT solutions span the entire IT lifecycle and are sold and delivered to a variety of the Acquired Business’ customer partners, including VARs, independent software vendors, system integrators and original equipment manufacturers. These solutions can include any combination of hardware, software and supplies, and the Acquired Business’ provided services that address among other items, infrastructure and application management, cloud computing, automation, orchestration, datacenter transformation, security, big data, aftermarket and IT lifecycle services, and multilingual vendor accredited training. In addition, the Acquired Business provides the latest hard disk drives and microprocessor, motherboard and DRAM module technologies to personal computing integrators and VARs.

Customer partners rely on the Acquired Business’ supplier relationships and experienced logistics, sales, marketing, financial, technical and IT experts to help them identify and capitalize on business opportunities in high-growth technologies, vertical markets and geographies. Suppliers rely on the Acquired Business’ technology expertise and global scale and scope to broaden their customer base and grow sales in markets around the world. The Acquired Business and its ecosystem of highly trained and knowledgeable channel partners serve as an extension of suppliers’ sales forces to sell and deliver end-to-end IT solutions to end users. Through dedicated practices and partnerships, the Acquired Business and its channel partners provide the education, tools, resources, skills and support needed around technologies like storage, networking and security, along with industry-leading solutions and services incorporating next-generation technologies like big data and analytics, cloud computing and converged infrastructure. The Acquired Business also provides the specialization required to successfully implement and maintain these solutions in vertical markets, including energy, finance, government, healthcare and retail.

To continue to meet customer expectations in an evolving IT ecosystem, the Acquired Business and its channel partners are focused on delivering solutions that expand end users’ product delivery capabilities, extend their reach and resources, and enhance project success and return on investment for deployments that span the entire IT lifecycle.

In connection with the Proposed Acquisition, Avnet provided financial outlook data regarding the Acquired Business’ expected results for the quarter ended December 31, 2016, which is the second quarter of Avnet’s fiscal 2017. Sales are currently expected to be in the range of $2.25 billion to $2.55 billion and operating income is expected to be in the range of $95 million to $105 million. Avnet will provide additional details when it reports its results for Avnet’s fiscal 2017 second quarter.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement and the “Description of Debt Securities” section of the accompanying prospectus contain a more detailed description of the terms of the notes.

Issuer	Tech Data Corporation.

Notes Offered	$ aggregate principal amount of % Senior Notes due .

$ aggregate principal amount of % Senior Notes due .

Maturity Dates	for the 20 notes.

for the 20 notes.

Interest Rate	The 20 notes will bear interest at a rate of % per year and the 20 notes will bear interest at a rate of % per year.

Interest Payment Dates	Interest will be payable semi-annually in arrears for the notes on and of each year, beginning on , 2017.

Interest Rate Adjustment	The interest rate payable on each series of notes will be subject to adjustment from time to time if the credit rating assigned to such series of notes is downgraded (or downgraded and subsequently upgraded), as described under “Description of the Notes—Interest Rate Adjustment.”

Optional Redemption	We may redeem the 20 notes prior to ( months prior to their maturity and the 20 notes at any time prior to ( months prior to their maturity), in each case in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) from the redemption date to the applicable Par Call Date (as defined below), in each case discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the applicable Treasury Rate (as defined in this prospectus supplement) plus basis points for the 20 notes and basis points for the 20 notes.

We may also redeem the notes of either series at our option, at any time or from time to time in part, on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, we will also pay the accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

“Par Call Date” means, in the case of the 20 notes, , 20 ( months prior to their maturity) and, in the case of the 20 notes, , 20 ( months prior to their maturity).

Special Mandatory Redemption	Each series of the notes will be subject to a special mandatory redemption in the event that the closing of the Proposed Acquisition has not occurred on or prior to the earlier of (i) June 19, 2017 (provided that, if the termination date of the Acquisition Agreement is extended, this date will also be extended to the same extended termination date, but in no case will this date be extended beyond September 15, 2017) and (ii) the date the Acquisition Agreement is terminated. The special mandatory redemption price will be equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the date of such special mandatory redemption. See “Description of the Notes—Special Mandatory Redemption.”

Ranking	The notes will rank:

•	equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding;

•	senior in right of payment to all of our subordinated indebtedness;

•	effectively subordinated in right of payment to our secured obligations, including our synthetic lease arrangements, to the extent of the assets securing such obligations; and

•	structurally subordinated in right of payment to all of our subsidiaries’ obligations (including secured and unsecured obligations (including subsidiary guarantees under the Term Facilities and the Revolving Facility)).

Change of Control	Upon the occurrence of a Change of Control Triggering Event (as described in “Description of the Notes—Change of Control Offer”), we will be required to offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of your notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Covenants	We will issue the notes under an indenture containing certain covenants. These covenants restrict our ability, with certain exceptions, to:

•	incur certain secured indebtedness; or

•	enter into sale and lease-back transactions.

These covenants are, however, subject to important exceptions, which are described in this prospectus supplement. See “Description of the Notes—Covenants.”

Use of Proceeds	We intend to use the net proceeds from the sale of the notes, which we estimate will be approximately $ million, after deducting underwriting discounts and our offering expenses, to fund a portion of the purchase price of the Proposed Acquisition and to pay certain costs associated with the Proposed Acquisition. We intend to use the remaining net proceeds, if any, from the sale of the notes for general corporate purposes. See “Use of Proceeds.”

Denominations	The notes of each series will be issued in minimum denominations of $2,000 and multiples of $1,000 in excess thereof.

Form of Notes	We will issue the notes of each series in the form of one or more fully registered global notes registered in the name of the nominee of DTC. Investors may elect to hold the interests in the global notes through any of DTC, Clearstream or Euroclear, as described under the heading “Description of the Notes—Book-Entry; Delivery and Form.”

Further Issuances	We may, without the consent of the holders, “re-open” each series of the notes and issue additional notes on terms identical in all respects to the outstanding notes of such series offered by this prospectus supplement (except for the date of issuance, the date interest begins to accrue and, in certain circumstances, the first interest payment date), as described under “Description of the Notes—General”; provided that the additional notes will have a separate CUSIP number unless: (i) the additional notes and the outstanding notes of the original series are treated as part of the same “issue” of debt instruments for U.S. federal income tax purposes; (ii) the additional notes have no more than a de minimis amount of original issue discount for U.S. federal income tax purposes or (iii) such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes. These additional notes, together with the notes of the relevant series offered by this prospectus supplement, will form a single series with and increase the aggregate principal amount of the series.

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under the heading “Risk Factors” beginning on page S-16 of this prospectus supplement, as well as the other information contained or incorporated herein by reference, before investing in any of the notes offered hereby.

Governing Law	State of New York.

Trustee	MUFG Union Bank, N.A.

Summary Consolidated Financial Data of Tech Data

The following table contains a summary of our consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated financial data as of and for the fiscal years ended January 31, 2014, 2015 and 2016 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016. We have derived the summary consolidated financial data as of and for the nine months ended October 31, 2015 and 2016 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2016. Our results for the nine months ended October 31, 2016 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year. We refer you to those financial statements, accompanying notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2016, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine Months Ended		Fiscal Years Ended
	October 31, 2016	October 31, 2015	January 31, 2016	January 31, 2015	January 31, 2014
	(In thousands, except per share data)
Statement of income data:
Net sales	$18,807,366	$18,896,162	$26,379,783	$27,670,632	$26,821,904

Gross profit	930,900	932,012	1,286,661	1,393,954	1,362,346

Operating income	188,785	256,226	401,428	267,635	227,513

Net income	$116,273	$169,589	$265,736	$175,172	$179,932

Earnings per share:
Basic	$3.30	$4.69	$7.40	$4.59	$4.73

Diluted	$3.29	$4.66	$7.36	$4.57	$4.71

Weighted average common shares outstanding:
Basic	35,184	36,174	35,898	38,172	38,020

Diluted	35,393	36,354	36,097	38,354	38,228

	At October 31, 2016	At January 31,
		2016	2015
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$691,565	$531,169	$542,995

Accounts receivable, less allowance for doubtful accounts of $41,400, $45,875 and $50,143	$2,866,028	$2,995,114	$2,811,963

Inventories	$2,253,962	$2,117,384	$1,959,627

Total assets	$6,462,664	$6,358,288	$6,136,725

Total debt, including current maturities	$365,417	$366,671	$364,879

Other long-term liabilities	$77,051	$71,279	$81,880

Total equity	$2,092,439	$2,005,755	$1,960,143

Summary Combined Financial Data of the Acquired Business

The following table contains a summary of the combined financial data of the Acquired Business as of the dates and for the periods indicated. We have derived the summary combined financial data as of and for the fiscal years ended June 28, 2014, June 27, 2015 and July 2, 2016 from the Acquired Business’ audited combined financial statements and the accompanying notes included in our Current Report on Form 8-K filed with the SEC on January 17, 2017. We have derived the summary condensed combined financial data as of and for the three months ended October 3, 2015 and October 1, 2016 from the Acquired Business’ unaudited condensed combined financial statements included in our Current Report on Form 8-K filed with the SEC on January 17, 2017. The Acquired Business’ results for the three months ended October 1, 2016 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year and we refer you to those condensed combined financial statements and accompanying notes in our Current Report on Form 8-K filed with the SEC on January 17, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended		Years Ended
	October 1, 2016	October 3, 2015	July 2, 2016	June 27, 2015	June 28, 2014
	(In thousands)
Statement of income data:
Sales	$1,914,623	$2,426,369	$9,415,529	$9,799,526	$10,170,585

Gross profit	192,549	234,455	955,257	999,400	1,046,979

Operating income	15,057	38,058	207,967	162,185	187,411

Net income	$8,593	$16,989	$116,790	$76,566	$102,314

	October 1, 2016	July 2, 2016	June 27, 2015
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$143,739	$149,107	$85,762

Accounts receivable, less allowances of $36,452, $34,357 and $41,873 respectively	$1,989,259	$2,265,341	$2,039,938

Inventories	$253,292	$295,362	$346,543

Total assets	$3,358,630	$3,692,431	$3,460,421

Total debt, including current maturities	$98,002	$102,544	$79,261

Other long-term liabilities	$59,884	$60,842	$62,413

Total net parent investment	$1,755,162	$1,653,795	$1,738,945

Summary of Unaudited Pro Forma Condensed Combined Financial Statements

The following table contains a summary of our unaudited pro forma condensed combined financial statements as of the dates and for the periods indicated. The following summary unaudited pro forma condensed combined statement of income data for the year ended January 31, 2016 and the nine months ended October 31, 2016 give effect to the Proposed Acquisition and the Debt Financing as if it had occurred on February 1, 2015. The following summary unaudited pro forma condensed combined balance sheet data give effect to the Proposed Acquisition and the Debt Financing as if it had occurred on October 31, 2016. The following summary unaudited pro forma condensed combined financial data have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2016 and the combined financial statements of the Acquired Business included in our Current Report on Form 8-K filed with the SEC on January 17, 2017, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The pro forma condensed combined balance sheet and the pro forma condensed combined statement of income as of and for the nine months ended October 31, 2016 and the condensed combined statement of income for the year ended January 31, 2016 have been prepared utilizing period ends for Tech Data and the Acquired Business that differ by fewer than 93 days, as permitted by Regulation S-X.

The historical financial data for the Acquired Business for the year ended January 2, 2016 are derived by adding the financial data from the Acquired Business’ audited combined statements of income for the years ended July 2, 2016 and June 27, 2015, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month periods ended July 2, 2016 and December 27, 2014. The historical financial data for the Acquired Business for the nine-month period ended October 1, 2016 are derived by adding the financial data from the Acquired Business’ audited combined statement of income for the year ended July 2, 2016 and the unaudited condensed combined statement of income for the three-month period ended October 1, 2016, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month period ended January 2, 2016.

The following summary unaudited pro forma condensed combined financial data are provided for informational purposes only and do not purport to represent what the actual combined results of operations or financial position of Tech Data would have been had the Proposed Acquisition and the Debt Financing occurred on the dates assumed or any other dates, nor are they necessarily indicative of the combined company’s future combined results of operations or financial position to be expected after the completion of the Proposed Acquisition and the Debt Financing.

	Year Ended January 31, 2016	Nine Months Ended October 31, 2016
	(In thousands, except per share data)
Statement of income data:
Net sales	$36,087,097	$25,049,761

Gross profit	2,242,126	1,568,439

Operating income	529,469	251,022

Net income	$299,484	$124,178

Earnings per share
Basic	$7.74	$3.27

Diluted	$7.70	$3.25

Weighted average common shares outstanding
Basic	38,683	37,969

Diluted	38,882	38,178

As of October 31, 2016
(in thousands)
Balance sheet data:
Cash and cash equivalents	$454,959

Accounts receivable, less allowances	$4,855,287

Inventories	$2,507,254

Total assets	$10,343,139

Total debt, including current maturities	$2,454,180

Other long term liabilities	$215,654

Total equity	$2,307,489

RISK FACTORS

An investment in the notes involves certain risks. You should carefully consider the risk factors described under “Risk Factors” in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016 and the other documents we subsequently file with the SEC, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Additional risks and uncertainties not now known to us or that we now deem immaterial may also adversely affect our business or financial performance. Our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The market or trading prices of the notes could decline due to any of these risks or other factors, and you may lose all or part of your investment.

Risks Related to our Business

For risks related to our business, please see our Annual Report on Form 10-K for the fiscal year ended January 31, 2016 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016, which are incorporated by reference herein.

Risks Relating to the Proposed Acquisition

For risks related to the Proposed Acquisition, please see our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2016, which is incorporated by reference herein.

Risks Related to the Notes and this Offering

The notes are effectively subordinated to our secured debt and the existing and future liabilities of our subsidiaries.

The notes are our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes are not secured by any of our assets and the indenture governing the notes would not prevent us from incurring and maintaining indebtedness, up to any amount, secured by substantially all of our assets. The notes are effectively junior to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the notes only after all of our secured debt, to the extent of the value of the assets securing that debt, has been paid in full. Consequently, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. In addition, to the extent our assets cannot satisfy in full the secured indebtedness, the holders of the secured indebtedness would have a claim for any shortfall that would rank equally in right of payment with the notes. As of October 31, 2016, our total debt was approximately $365 million. Under our Term Facility and Revolving Facility, we are not prohibited from incurring additional debt, provided we comply with certain financial ratios, and any borrowings and other amounts payable under the credit agreement are guaranteed by all of our significant domestic subsidiaries.

Additionally, under our accounts receivable securitization program, we are able to transfer an undivided interest in a designated pool of U.S. accounts receivable, on an ongoing basis, to provide security or collateral for borrowings up to a maximum of $400 million. Under this program, we transfer certain U.S. trade receivables into a wholly-owned bankruptcy remote special purpose entity. Such receivables sold under the program, and the proceeds from these receivables, would not be available for repayment of the notes, and the indenture governing the notes does not restrict our ability to securitize our receivables.

Our subsidiaries are separate and distinct legal entities from us. The notes are exclusively our obligations and are not guaranteed by our subsidiaries, which have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. The terms of the notes do not prohibit our subsidiaries from incurring additional debt or other liabilities, including senior indebtedness, or from issuing equity interests that have priority over our interests in the subsidiaries. If our subsidiaries were to incur additional debt or liabilities or to issue equity interests that have priority over our interests in our subsidiaries, our ability to pay our obligations on the notes could be adversely affected. Certain of our subsidiaries are subject to various covenants and limitations. As of October 31, 2016, our consolidated subsidiaries had approximately $365 million of total debt outstanding (including guarantees of our indebtedness under the Term Facilities and Revolving Facility). In addition, any payment of dividends, loans or advances by our subsidiaries could become subject to statutory or contractual restrictions in the future. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon its bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The negative covenants in the indenture that governs the notes may have a limited effect.

The indenture governing the notes will contain limited covenants that restrict our ability (and the ability of certain of our subsidiaries) to create, incur or assume secured indebtedness or to enter into sale and lease-back transactions. These restrictions apply only to the extent that the indebtedness is secured by a lien on a Principal Property or shares of certain of our subsidiaries, or the property subject to the sale and lease-back transaction is a Principal Property. “Principal Property” consists of only our corporate headquarters and material warehouses and distribution centers located in the United States. The notes would not restrict us or our subsidiaries from incurring indebtedness secured by a lien on any other assets, or effecting a sale and lease-back transaction in respect of any other assets. Also, certain of our U.S. logistics centers and office facilities are already subject to synthetic lease arrangements, which the indenture covenants will permit us to maintain and renew for the indefinite future. Our counterparties under those arrangements would have a claim prior to claims of the holders of notes on the properties subject to those arrangements. In addition to their limited scope, the indenture covenants also provide a blanket exception for liens securing indebtedness on Principal Properties and shares of certain of our subsidiaries, and for sale and lease-back transactions with respect to Principal Properties in an aggregate amount of up to 15% of our consolidated net tangible assets. Accordingly, the negative covenants would not prevent us from incurring and maintaining indebtedness, up to any amount, secured by substantially all of our assets, and that secured indebtedness would effectively rank senior to the notes.

The indenture governing the notes also does not:

•	require us to maintain any financial ratios or specific levels of net worth, net sales, income, cash flow or liquidity;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes; or

•	restrict our ability to enter into highly leveraged transactions.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. We cannot provide assurance as to the credit ratings that may be assigned to the notes or that any such credit ratings will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances warrant such an action.

If active trading markets do not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are new issues of securities for which there currently are no established trading markets. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. Although certain of the underwriters have informed us that they currently intend to make a market in the notes of each series after we complete the offering, they have no obligation to do so and may discontinue making a market at any time without notice. No assurance can be given:

•	that markets for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the prices at which you may be able to sell your notes.

If such markets were to exist, the notes could trade at prices that may be higher or lower than their principal amounts or purchase prices, depending on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	our credit rating;

•	the terms related to redemption or repurchase of the notes;

•	the amount of our outstanding indebtedness;

•	the interest of securities dealers in making a market;

•	the remaining time to maturity of the notes;

•	changes to the Proposed Acquisition terms or problems or delays in closing the Proposed Acquisition;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

Redemption may adversely affect your return on the notes.

We have the right to redeem some or all of the notes prior to maturity. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received upon a redemption in a comparable security at an effective interest rate as high as that of the notes. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. You will have no rights under the special mandatory redemption provisions if the Proposed Acquisition closes within the prescribed timeframe, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the closing of the Proposed Acquisition, we experience any changes (including any material changes) in our business or financial condition, or if the terms of the Acquisition Agreement change, including in material respects.

We may be unable to redeem the notes in the event of a special mandatory redemption.

The notes will be subject to a special mandatory redemption in the event that the Proposed Acquisition has not occurred on or prior to the earlier of (i) June 19, 2017 (provided that, if the termination date of the Acquisition Agreement is extended, this date will also be extended to the same extended termination date, but in no case will this date be extended beyond September 15, 2017) and (ii) the date the Acquisition Agreement is terminated. The special mandatory redemption price will be equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the date of such special mandatory redemption. See “Description of the Notes—Special Mandatory Redemption.” We are not obligated to place the proceeds of the offering of the notes in escrow prior to the closing of the Proposed Acquisition or to provide a security interest in those proceeds, and there are no other restrictions on our use of these proceeds during such time. Accordingly, we will need to fund any special mandatory redemption using proceeds that we have voluntarily retained or from other sources of liquidity. In the event of a special mandatory redemption, we may not have sufficient funds to purchase all of the notes.

We may be unable to purchase the notes upon a change of control.

Upon the occurrence of a Change of Control Triggering Event, each holder of notes will have the right to require Tech Data to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If Tech Data experiences a Change of Control Triggering Event, there can be no assurance that Tech Data would have sufficient financial resources available to satisfy its obligations to repurchase the notes. Tech Data’s failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for Tech Data and the holders of the notes. See “Description of the Notes—Change of Control Offer.”

USE OF PROCEEDS

We estimate the net proceeds from the offering of the notes will be approximately $         million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand, the borrowing of approximately $1 billion under the Term Facilities and the borrowing of up to $100 million under the Revolving Facility, to fund the purchase price of the Proposed Acquisition and pay certain other costs associated with the Proposed Acquisition. We intend to use the remaining net proceeds, if any, for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and capitalization at October 31, 2016. The as adjusted amounts give further effect to the offering after deducting the commissions and the expenses of the offering and the anticipated borrowing of funds under the Term Facilities and Revolving Facility, as well as the issuance of 2,785,402 shares of Tech Data common stock at the closing of the Proposed Acquisition. This table should be read in conjunction with our financial statements and related notes contained in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	October 31, 2016
	Actual	As Adjusted
	(Unaudited) (In thousands)
Cash and Cash Equivalents	$691,565	$

Short-Term Debt:
Revolving credit loans	$16,183		$116,183
Current portion of other long-term debt	349,234		386,734
Long-Term Debt:
Term Loans	—		958,603
% Senior Notes due 20	—
% Senior Notes due 20	—

Total Debt	$365,417	$

Shareholders’ Equity:
Common stock	89		89
Additional paid-in capital	683,211		800,589
Treasury stock, at cost	(1,071,238)		(947,038)
Retained earnings	2,550,471		2,550,471
Accumulated other comprehensive loss	(70,094)		(70,094)

Total Equity	$2,092,439		$2,334,017

Total Capitalization	$2,457,856	$

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the Proposed Acquisition and the Debt Financing. The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what the combined company’s condensed combined financial position or results of operations actually would have been had the Proposed Acquisition and the Debt Financing been completed as of the dates indicated below. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined balance sheet gives effect to the Proposed Acquisition and the Debt Financing as if those events had occurred on October 31, 2016, while the unaudited pro forma condensed combined statements of income for the year ended January 31, 2016 and the nine months ended October 31, 2016 each give effect to the Proposed Acquisition and the Debt Financing as if those events had occurred on February 1, 2015. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are (i) directly attributable to the Proposed Acquisition and the Debt Financing, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of income do not reflect any non-recurring charges directly related to the Proposed Acquisition and the Debt Financing that the combined company may incur upon completion of the Proposed Acquisition and the Debt Financing. Further, because the tax rate used for these unaudited pro forma condensed combined financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to the completion of the Proposed Acquisition and the Debt Financing.

Until the Proposed Acquisition is completed, both companies are limited in their ability to share information with each other. Therefore, the preliminary purchase price allocation was based on discussions with Avnet’s management, Tech Data’s historical experience, data that were available through publicly available information and Tech Data’s due diligence review of the Acquired Business. Each of the adjustments is preliminary and is based on certain estimates and currently available information and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Management believes that all significant adjustments necessary to reflect the effects of the Proposed Transaction and the Debt Financing are included in the accompanying unaudited pro forma condensed combined financial statements and are deemed to be reasonable.

Upon completion of the Proposed Acquisition, additional valuation procedures are expected to be performed and any increases or decreases in the fair value of the assets acquired or liabilities assumed will result in adjustments to the unaudited pro forma condensed combined financial statements until the purchase price allocation is finalized. These adjustments could be material. The preliminary purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements and is not necessarily indicative of what the actual combined financial position or results of operations of Tech Data and the Acquired Business would have been as of and for the periods presented, nor does it purport to represent the future combined financial position or results of operations of Tech Data and the Acquired Business.

The unaudited pro forma condensed combined financial statements do not reflect the impact of any potential cost savings or efficiencies that Tech Data may achieve from the combination of the two entities.

The following unaudited pro forma condensed combined financial statements have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2016 and the combined financial statements of the Acquired

Business included in our Current Report on Form 8-K filed with the SEC on January 17, 2017, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The pro forma condensed combined balance sheet and the pro forma condensed combined statement of income as of and for the nine months ended October 31, 2016 and the condensed combined statement of income for the year ended January 31, 2016 have been prepared utilizing period ends for Tech Data and the Acquired Business that differ by fewer than 93 days, as permitted by Regulation S-X.

The historical financial data for the Acquired Business for the year ended January 2, 2016 are derived by adding the financial data from the Acquired Business’ audited combined statements of income for the years ended July 2, 2016 and June 27, 2015, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month periods ended July 2, 2016 and December 27, 2014. The historical financial data for the Acquired Business for the nine-month period ended October 1, 2016 are derived by adding the financial data from the Acquired Business’ audited combined statement of income for the year ended July 2, 2016 and the unaudited condensed combined statement of income for the three-month period ended October 1, 2016, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month period ended January 2, 2016.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF OCTOBER 31, 2016

(In thousands)

	Historical
	As of October 31, 2016	As of October 1, 2016				As of October 31, 2016
	Tech Data	Acquired Business	Reclassification Adjustments 3(k)	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$691,565	$143,739	$—	$(380,345)	3(a)	$454,959
Accounts receivable, less allowances	2,866,028	1,989,259	—	—		4,855,287
Inventories	2,253,962	253,292	—	—		2,507,254
Prepaid expenses and other assets	129,227	63,317	—	1,220	3(e)	193,764

Total current assets	5,940,782	2,449,607	—	(379,125)		8,011,264
Property and equipment, net	72,700	152,697	(87,011)	—		138,386
Goodwill	199,079	661,812	—	18,540	3(b)	879,431
Intangible assets, net	137,390	51,571	87,011	887,429	3(b)	1,163,401
Other assets, net	112,713	42,943	—	(4,999)	3(c), (d), (e)	150,657

Total assets	$6,462,664	$3,358,630	$—	$521,845		$10,343,139

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term debt	$—	$98,002	$(98,002)	$—		$—
Accounts payable	3,495,096	1,272,492	—	(7,523)	3(f)	4,760,065
Accrued expenses and other liabilities	432,661	173,090	—	—		605,751
Revolving credit loans and current maturities of long-term debt, net	365,417	—	98,002	39,498	3(g)	502,917

Total current liabilities	4,293,174	1,543,584	—	31,975		5,868,733
Long term debt, less current maturities	—	—	—	1,951,263	3(g)	1,951,263
Other liabilities	—	59,884	(59,884)	—		—
Other long term liabilities	77,051	—	59,884	78,719	3(c)	215,654

Total liabilities	4,370,225	1,603,468	—	2,061,957		8,035,650
Commitments and contingencies
Shareholders’ equity:
Common stock	89	—	—	—		89
Additional paid-in capital	683,211	—	—	117,378	3(h)	800,589
Treasury stock, at cost	(1,071,238)	—	—	124,200	3(h)	(947,038)
Retained earnings	2,550,471	—	—	(26,528)	3(i)	2,523,943
Net parent company investment	—	1,931,527	—	(1,931,527)	3(j)	—
Accumulated other comprehensive loss	(70,094)	(176,365)	—	176,365	3(j)	(70,094)

Total shareholders’ equity	2,092,439	1,755,162	—	(1,540,112)		2,307,489

Total liabilities and shareholders’ equity	$6,462,664	$3,358,630	$—	$521,845		$10,343,139

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR

ENDED JANUARY 31, 2016

(In thousands, except per share data)

	Historical
	Year Ended January 31, 2016	Year Ended January 2, 2016				Year Ended January 31, 2016
	Tech Data	Acquired Business	Reclassification Adjustments	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$26,379,783	$9,707,314	$—	$—		$36,087,097
Cost of products sold	25,093,122	8,734,814	17,035	—		33,844,971

Gross profit	1,286,661	972,500	(17,035)	—		2,242,126
Operating expenses:
Selling, general and administrative expenses	990,934	704,970	88,405	34,049	4(a)	1,818,358
LCD settlements and other, net	(98,433)	—	—	—		(98,433)
Value added tax assessments	(8,796)	—	—	—		(8,796)
Restructuring, amortization, integration and other expenses	—	88,405	(88,405)	—		—
Restatement and remediation related expenses	829	—	—	—		829
Loss on disposal of subsidiaries	699	—	—	—		699

	885,233	793,375	—	34,049		1,712,657

Operating income	401,428	179,125	(17,035)	(34,049)		529,469

Interest expense	14,488	5,144	1,893	65,935	4(b)	87,460
Foreign exchange losses, net	—	17,035	(17,035)	—		—
Other expense (income), net	4,522	7,508	(1,893)	—		10,137

Income before income taxes	382,418	149,438	—	(99,984)		431,872
Provision for income taxes	116,682	54,076	—	(38,370)	4(c)	132,388

Net income	$265,736	$95,362	$—	$(61,614)		$299,484

Earnings per share:
Basic	$7.40					$7.74
Diluted	7.36					7.70
Weighted average shares outstanding:
Basic	35,898				4(e)	38,683
Diluted	36,097				4(e)	38,882

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE NINE

MONTHS ENDED OCTOBER 31, 2016

(In thousands, except per share data)

	Historical
	Nine Months Ended October 31, 2016	Nine Months Ended October 1, 2016				Nine Months Ended October 31, 2016
	Tech Data	Acquired Business	Reclassification Adjustments	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$18,807,366	$6,242,395	$—	$—		$25,049,761
Cost of products sold	17,876,466	5,600,973	3,883	—		23,481,322

Gross profit	930,900	641,422	(3,883)	—		1,568,439
Operating expenses:
Selling, general and administrative expenses	730,211	507,335	37,668	45,296	4(a)	1,320,510
Acquisition and integration expenses	14,997	—	—	(14,997)	4(d)	—
LCD settlements and other, net	(4,142)	—	—	—		(4,142)
Value added tax assessments	1,049	—	—	—		1,049
Restructuring, amortization, integration and other expenses	—	37,668	(37,668)	—		—

	742,115	545,003	—	30,299		1,317,417

Operating income	188,785	96,419	(3,883)	(30,299)		251,022

Interest expense	21,364	4,490	1,652	44,515	4(b)	72,021
Foreign exchange losses, net	—	3,883	(3,883)	—		—
Other expense (income), net	(517)	(1,371)	(1,652)	—		(3,540)

Income before income taxes	167,938	89,417	—	(74,814)		182,541
Provision for income taxes	51,665	35,105	—	(28,407)	4(c)	58,363

Net income	$116,273	$54,312	$—	$(46,407)		$124,178

Earnings per share:
Basic	$3.30					$3.27
Diluted	3.29					3.25
Weighted average shares outstanding:
Basic	35,184				4(e)	37,969
Diluted	35,393				4(e)	38,178

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Proposed Acquisition, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Proposed Acquisition and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the date the Proposed Acquisition closes, and could result in a significant change to the unaudited pro forma condensed combined financial statements, including goodwill.

Tech Data’s historical results are derived from Tech Data’s audited consolidated statement of income for the year ended January 31, 2016 and unaudited interim consolidated statement of income for the nine months ended October 31, 2016. The historical financial data for the Acquired Business for the year ended January 2, 2016 are derived by adding the financial data from the Acquired Business’ audited combined statements of income for the years ended July 2, 2016 and June 27, 2015, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month periods ended July 2, 2016 and December 27, 2014. The historical financial data for the Acquired Business for the nine-month period ended October 1, 2016 are derived by adding the financial data from the Acquired Business audited combined statement of income for the year ended July 2, 2016 and the unaudited condensed combined statement of income for the three-month period ended October 1, 2016, and subtracting the Acquired Business’ unaudited combined statement of income for the six-month period ended January 2, 2016.

Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in Tech Data’s audited financial statements as of January 31, 2016 and the Acquired Business’ audited financial statements as of July 2, 2016. Management has determined that no significant adjustments are necessary to conform the Acquired Business’ financial statements to the accounting policies used by Tech Data in the preparation of these unaudited pro forma condensed combined financial statements. Certain reclassifications have been reflected in the pro forma adjustments, as further described in Note 3, to conform the Acquired Business’ presentation to Tech Data’s in the pro forma balance sheet. The pro forma financial statements may not reflect all adjustments necessary to conform the accounting policies of the Acquired Business to those of Tech Data due to limitations on the availability of information as of the date of this prospectus.

Description of the Acquisition

On September 19, 2016, we entered into an Interest Purchase Agreement (the “Acquisition Agreement”) with Avnet to acquire (the “Proposed Acquisition”) all the shares of AVT Technology Solutions LLC (“AVT”) and TS Divestco B.V. (together with AVT, the “Acquired Companies”), which will hold all assets and liabilities primarily relating to the technology solutions business of Avnet (the “Acquired Business”) following completion of the Reorganization (as defined below).

Concurrently with the execution of the Acquisition Agreement, we entered into (i) a Reorganization Agreement (the “Reorganization Agreement”) with Avnet and AVT, pursuant to which Avnet will, prior to the consummation of the Proposed Acquisition, transfer the Acquired Business to the Acquired Companies (the “Reorganization”) and (ii) an Employment Matters Agreement in order to allocate between us and Avnet our respective assets, liabilities and responsibilities with respect to certain employee compensation, pension and benefit plans, programs and arrangements and to provide for certain employment matters in connection with the Proposed Acquisition.

Pursuant to the Acquisition Agreement, and subject to the terms and conditions contained therein, at the closing of the Proposed Acquisition, we will acquire all of the outstanding shares of the Acquired Companies for an aggregate purchase price comprised of $2.4 billion in cash (the “Cash Consideration”) and 2,785,402 shares of our common stock (representing approximately 7.3% of our outstanding common stock after giving effect to the issuance of the new shares), with the Cash Consideration subject to certain working capital and other adjustments, as described in the Acquisition Agreement.

Acquisition Financing

In addition to this offering, we expect to obtain or otherwise incur additional financing for the Proposed Acquisition as described below.

In connection with the Proposed Acquisition, we expect to borrow up to $1 billion under senior unsecured term loan facilities (the “Term Facilities”), consisting of a tranche of three-year senior unsecured term loans in an original aggregate principal amount of $250 million and a tranche of five-year senior unsecured term loans in an original aggregate principal amount of $750 million, and expect to borrow an amount up to $100 million under our $1 billion revolving credit facility (the “Revolving Facility”). We have also obtained commitments for a 30-day senior unsecured bridge loan facility in an original aggregate principal amount of $300 million (the “Cash Bridge Facility”). If, and to the extent the notes in any offering we may conduct to raise permanent financing in the capital markets are not issued and sold (or are issued in a lesser amount), we may borrow up to $1 billion in loans under a 364-day senior unsecured bridge facility (the “Bridge Facility”). We refer to any debt financing that we expect to incur to fund the Cash Consideration and to pay related fees and expenses as the “Debt Financing.”

Tech Data may incur approximately $36 million of transaction costs. This estimate does not include fees related to the debt financing, which are estimated to be approximately $14 million. The fees related to the debt financing were reflected in the unaudited pro forma condensed combined financial statements as debt issuance costs.

2. Calculation of Preliminary Estimated Purchase Price

The fair value of consideration expected to be transferred on the closing date includes the value of the estimated cash consideration, the estimated fair value of the Share Consideration, the estimated working capital adjustment, plus estimated cash, and minus estimated indebtedness. A preliminary estimate of the purchase price is as follows (in thousands, except shares and stock price):

	Shares	Per Share	Total
Estimated cash consideration (1)			$2,400,000
Estimated Share Consideration (2)	2,785,402	$86.73	241,578
Estimated net working capital adjustment (3)			(59,908)
Estimated Acquired Business’ cash (4)			82,805
Estimated Acquired Business’ indebtedness			(98,002)

Total Estimated Purchase Price			$2,566,473

(1)	The amount of cash consideration is fixed in the Interest Purchase Agreement
(2)	The number of shares of Tech Data common stock is fixed in the Interest Purchase Agreement
(3)	The estimated net working capital adjustment is the amount by which the target net working capital of $992,197,000 exceeds the estimated net working capital
(4)	The amount of estimated cash is cash, net of $60,934,000 of outstanding checks recognized in accounts payable

For pro forma purposes only, the fair value of consideration given and thus the estimated purchase price was determined based upon the $86.73 per share closing price of Tech Data’s common stock on January 6, 2017. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial statements due to movements in the Tech Data common stock price as of the closing date of the Proposed Acquisition. A sensitivity analysis related to the fluctuation in the Tech Data common stock price was performed to assess the impact a hypothetical change of 10% on the closing price of Tech Data common stock on January 6, 2017 would have on the estimated purchase price and goodwill as of the closing date.

The following table shows the change in stock price, estimated purchase price and goodwill (dollars in thousands, except stock price):

Change in stock price	Stock price	Estimated Purchase Price	Goodwill
Increase of 10%	$95.40	$2,590,631	$704,510
Decrease of 10%	$78.06	$2,542,315	$656,194

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of the Acquired Business are recorded at the acquisition date fair values and added to those of Tech Data. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of October 31, 2016 and have been prepared to illustrate the estimated effect of the Proposed Acquisition. The allocation is dependent upon certain valuations and other studies that have not yet been completed. Accordingly, the preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of the Acquired Business with the excess recorded as goodwill (dollars in thousands):

Current and other assets	$2,450,827
Property and equipment, net	65,686
Capitalized software	87,011
Goodwill	680,352
Intangible assets, net	939,000
Other noncurrent assets	25,784

Total assets	4,248,660
Current liabilities	(1,445,582)
Short-term debt	(98,002)
Other long-term liabilities	(138,603)

Total liabilities	(1,682,187)

Estimated purchase price	$2,566,473

Preliminary identifiable intangible assets in the pro forma financial statements consist of anticipated intangibles derived from customer and vendor relationships and trade names. The amortization related to these identifiable intangible assets is reflected as a pro forma adjustment to the pro forma condensed combined statements of income, as further described in Note 5. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the transaction may differ significantly between periods based upon the final value assigned, and amortization methodology used, for each identifiable intangible asset.

Goodwill represents the excess of the preliminary estimated purchase price over the fair value of the underlying net assets. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill recognized in the U.S. from the Proposed Acquisition is expected to be deductible for tax purposes. Goodwill recognized in foreign jurisdictions from the Proposed Acquisition is not expected to be deductible for tax purposes.

The final determination of the purchase price allocation upon the closing of the Proposed Acquisition will be based on the Acquired Business’ net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information. Therefore, the actual allocations will differ from the pro forma adjustments presented.

3. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Represents the Cash Consideration paid, as well as the proceeds from the issuance of new debt, payment to settle the Acquired Business’ debt, and Tech Data transaction and financing costs to be paid prior to, or concurrent with, closing the Proposed Acquisition. Tech Data debt financing fees are capitalized as deferred debt issuance costs.

(dollars in thousands)
Cash proceeds of new debt	$2,100,000
Cash Consideration paid	(2,324,895)
Cash paid to settle Acquired Business’ debt	(98,002)
Transaction costs paid	(43,827)
Debt financing fees paid	(13,621)

Net cash outflow	$(380,345)

(b)	Reflects the acquisition method of accounting based on the estimated fair value of the assets and liabilities of the Acquired Business as discussed in Note 2 above. Additional information regarding the fair value of intangible assets acquired is discussed in Note 5 below.

(c)	Reflects the recognition of a $9,776,000 deferred tax asset based on the estimated U.S. blended federal and state statutory rate of 40% associated with the transaction costs, as well as the elimination of the Acquired Business’ U.S. deferred tax assets of $24,527,000. Reflects the recognition of a $78,719,000 deferred tax liability based on the estimated blended foreign statutory rate of 28% associated with the net increase in foreign estimated amortizable identifiable intangible assets. The U.S. blended federal and state and blended foreign statutory tax rates do not reflect Tech Data’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(d)	Reflects the recognition of $2,384,000 in debt financing costs related to the Revolving Facility.

(e)	Reflects the increase in deferred rent of $8,588,000 ($1,220,000 in Prepaid and other current assets and $7,368,000 in Other assets, net) as a purchase accounting adjustment.

(f)	Reflects the elimination of $7,523,000 of accounts payables related to transaction costs discussed above.

(g)	Reflects adjustments to current and long-term debt for anticipated borrowings to fund the Proposed Acquisition net of the elimination of the Acquired Business’ current debt. The adjustments to current and long-term debt are summarized as follows:

(dollars in thousands)
Anticipated new borrowings (net of deferred financing fees)	$2,086,379
Repayment of existing current debt	(98,002)

Net increase in borrowings	1,988,377
Plus: Deferred financing costs related to the Revolving Facility	2,384
Less: Increase to current portion of long-term debt	(39,498)

Increase to long-term debt	$1,951,263

(h)	Reflects the recognition of the Share Consideration discussed above in Note 2.

(i)	Reflects the recognition of $36,304,000 of additional transaction costs discussed above, net of a $9,776,000 tax benefit discussed in Note 3 (c) above.

(j)	Reflects the elimination of the Acquired Business’ Net parent company investment and Accumulated other comprehensive loss.

(k)	Reflects the reclassification of $87,011,000 of capitalized software from Property and equipment, net to Intangible assets, net in conformity with Tech Data’s presentation.

4. Notes to Unaudited Pro Forma Condensed Combined Statements of Income

(a)	Represents adjustment to record amortization expense related to identifiable intangible assets calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. See Note 5 for further details on the amortization lives of the intangible assets expected to be recognized.

The adjustments to selling, general and administrative expenses are as follows:

(dollars in thousands)	Nine Months Ended October 31, 2016	Year Ended January 31, 2016
Amortization of purchased identifiable intangible assets	$58,327	$77,769
Reversal of the Acquired Business’ historical intangible asset amortization	(13,031)	(43,720)

Total additional intangible assets amortization expense	$45,296	$34,049

(b)	To reverse interest expense associated with debt facilities repaid from the proceeds of the debt financing, and to record estimated incremental interest expense, and amortization of debt financing fees associated with the anticipated borrowings, as described in Note 1.

(dollars in thousands)	Nine Months Ended October 31, 2016	Year Ended January 31, 2016
Interest expense on debt financing	$52,289	$70,595
Amortization of debt financing fees	1,782	2,377
Reversal of transaction related bridge financing interest	(3,414)	—
Reversal of the Acquired Business’ interest expense	(6,142)	(7,037)

Total additional interest expense	$44,515	$65,935

(c)	Represents adjustment to income tax expense as a result of the tax impact on the pro forma adjustments. Tech Data and the Acquired Business utilized their respective statutory tax rates to compute the income tax expense related to each entity’s pro forma condensed combined statement of income adjustment as follows:

	Nine Months Ended October 31, 2016			Year Ended January 31, 2016
(dollars in thousands)	Tech Data	Acquired Business	Total	Tech Data	Acquired Business	Total
Pro forma adjustments	$(93,988)	$19,174	$(74,814)	$(150,741)	$50,757	$(99,984)

Statutory rate	38%	39%		38%	36%

Tax impact	$(35,935)	$7,528	$(28,407)	$(56,737)	$18,367	$(38,370)

The statutory tax rates do not reflect Tech Data’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(d)	To reverse Tech Data’s one-time transaction costs incurred to date of $14,997,000.

(e)	Represents the earnings per share, taking into consideration the pro forma weighted average shares outstanding calculated including the issuance of common stock issued in the Proposed Acquisition, as described in Note 1, assuming the shares were outstanding for the nine months ended October 31, 2016 and the year ended January 31, 2016.

Pro Forma Basic Weighted Average Shares (in thousands)	Nine Months Ended October 31, 2016	Year Ended January 31, 2016
Historical weighted average shares outstanding	35,184	35,898
Issuance of shares to Avnet	2,785	2,785

Pro forma weighted average shares (basic)	37,969	38,683

Pro Forma Diluted Weighted Average Shares (in thousands)	Nine Months Ended October 31, 2016	Year Ended January 31, 2016
Historical weighted average shares outstanding	35,393	36,097
Issuance of shares to Avnet	2,785	2,785

Pro forma weighted average shares (diluted)	38,178	38,882

5. Intangible Assets

The significant intangible assets identified in the preliminary purchase price allocation discussed above include customer and vendor relationships, and trademarks. The table below indicates the estimated fair value of each of the intangibles identified and the approximate useful lives of each (in thousands):

Intangible Asset	Approximate Fair Value	Estimated Useful Life
Customer and vendor relationships	$894,000	13 years
Trade names	45,000	5 years

Total	$939,000

Fair value was estimated using the income approach. The income approach included the use of the multi-period excess earnings method for the acquired customer and vendor relationships and the relief-from-royalty method for the acquired portfolio of trade names. The significant assumptions used in estimating fair value include (i) the estimated life during which the asset will contribute to cash flows, based on inputs such as attrition rate of customers, remaining contractual terms, and expected use of the assets, (ii) the estimated profitability of the operations associated with each of the acquired assets, and (iii) the estimated discount rate that reflects the level of risk associated with receiving future cash flows.

6. Financing Agreements

The Company anticipates new borrowings of approximately $2.1 billion, excluding debt issuance costs, in connection with the Proposed Acquisition, which is comprised of the following:

(dollars in thousands)	Amount	Estimated Average Interest Rate
Three-year senior unsecured term loans	$250,000	2.2%
Five-year senior unsecured term loans	750,000	2.3%
Senior notes	1,000,000	4.5%
Revolving credit facility	100,000	2.2%

Total	$2,100,000

The unaudited condensed combined pro forma financial statements reflect an estimate of the amount of financing required to complete the Proposed Acquisition. The actual amount of financing required for the Proposed Acquisition will not be determined until the closing date when the actual purchase price and the actual amount of existing cash balances of Tech Data are known. The actual amount of available cash at closing may vary materially from preliminary estimates. The pro forma financial statements also reflect an estimate of interest rates for the various debt facilities based on current market conditions and rates currently available and based on facilities with similar terms and tenors. However, the actual interest incurred may vary significantly based upon, among other things, market considerations, the amount of each debt facility utilized, and success with the note offerings, of various tenors.

Annual future maturities for the five-year senior unsecured term loans are expected to be 5.0% of the initial principal amount each year for the first three years, then increasing to 10% for year four, with the final payment of all remaining outstanding principal amounts, plus accrued interest, being due five years after the closing date. The interest is due quarterly on the five-year senior unsecured term loan. Principal maturities for the three-year senior unsecured term loans and the senior notes are expected to occur at the end of each applicable note term. The interest is due quarterly on the three-year senior unsecured term loan and semi-annually on the senior notes.

A sensitivity analysis on interest expense for the year ended January 31, 2016 and the nine month period ended October 31, 2016 has been performed to assess the effect of a change of 12.5 basis points of the hypothetical interest rate would have on the debt financing.

The following table shows the interest expense assuming a 12.5 basis point change in the interest rates for the debt financing (in thousands):

Interest expense assuming	Nine Months Ended October 31, 2016	Year Ended January 31, 2016
Increase of 0.125%	$56,005	$75,597
Decrease of 0.125%	52,138	70,347

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Tech Data for each period indicated.

	Nine Months Ended October 31,		Fiscal Year Ended January 31,
	2016	2015	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	6.41	15.92	15.81	7.02	6.05	5.82	5.48

For purposes of this computation, “earnings” represents pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees plus fixed charges, less the preferred dividend requirements of majority-owned subsidiaries. “Fixed charges” consist of interest expensed on all indebtedness and other liabilities plus amortization of deferred costs of financing, accretion of debt discount, the estimated interest component of lease rental expense, and the preferred dividend requirements of majority-owned subsidiaries.

DESCRIPTION OF THE NOTES

The following description is a summary of the terms of the     % Senior Notes due 20        , which we refer to as the “20         notes,” and the     % Senior Notes due 20        , which we refer to as the “20         notes.” We refer to both series of notes offered hereby collectively as the “notes.” The notes will be issued under an indenture to be dated as of the closing date of this offering (the “indenture”). The descriptions in this prospectus supplement and the accompanying prospectus contain descriptions of certain terms of the notes and the indenture but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture that has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part, including the definitions of specified terms used in the indenture, and to the Trust Indenture Act of 1939, as amended. Wherever particular articles, sections or defined terms of the indenture are referred to, it is intended that those articles, sections or defined terms will be incorporated herein by reference, and the statement in connection with which reference is made is qualified in its entirety by the article, section or defined term in the indenture. This summary supplements the description of the debt securities in the accompanying prospectus and, to the extent it is inconsistent, replaces the description in the accompanying prospectus.

General

Each series of notes will constitute a separate series of securities under the indenture referred to above and will be issued only in fully registered form in minimum denominations of $2,000 and multiples of $1,000 in excess thereof. The notes will mature on the dates set forth below. There is no limit on the aggregate principal amount of notes that we may issue under the indenture. We reserve the right, from time to time and without the consent of any holders of the notes, to re-open any series of notes on terms identical in all respects to the outstanding notes of such series (except for the date of issuance, the date interest begins to accrue and, in certain circumstances, the first interest payment date), so that such additional notes will be consolidated with, form a single series with and increase the aggregate principal amount of the notes of such series; provided that the additional notes will have a separate CUSIP number unless: (i) the additional notes and the outstanding notes of the original series are treated as part of the same “issue” of debt instruments for U.S. federal income tax purposes, (ii) the additional notes are issued pursuant to a “qualified reopening” of the outstanding notes of the original series for U.S. federal income tax purposes or (iii) the additional notes are, and the outstanding notes of the original series were, issued without original issue discount for U.S. federal income tax purposes. Any additional notes will have the same terms as to ranking, redemption, waivers, amendments or otherwise, as the applicable series of notes offered hereby, and will vote together as one class on all matters with respect to such series of notes.

The 20         notes will mature on                 , 20         and the 20         notes will mature on                 , 20         . The 20         notes will bear interest at a rate of     % per annum and the 20         notes will bear interest at a rate of     % per annum, in each case subject to adjustment as described below under “—Interest Rate Adjustment”. We will pay interest on the notes semi-annually in arrears on                  and                  of each year, beginning on                 , 2017, to the record holders at the close of business on the preceding                  or                  (whether or not a business day). Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Ranking

The notes will be our senior unsecured indebtedness and will rank equally with each other and with all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding. However, the notes are structurally subordinated to the indebtedness of our subsidiaries and will be effectively subordinated to any secured indebtedness to the extent of the value of the assets that secured such indebtedness. Claims of the creditors of our subsidiaries will generally have priority with respect to the assets and earnings of these subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of our subsidiaries.

Covenants

Restrictions on Liens. The indenture provides that we will not, and will not permit any Restricted Subsidiary to, create or incur any Lien on any shares of stock of a Restricted Subsidiary or Principal Property of ours or of a Restricted Subsidiary, whether those shares of stock of a Restricted Subsidiary or Principal Property are owned at the date of the indenture or acquired afterwards, unless we secure or cause the applicable Restricted Subsidiary to secure the debt securities outstanding under the indenture (together with any other indebtedness or other obligations the terms of which (or the terms of any agreement evidencing or relating to which) require that such indebtedness be so secured) equally and ratably with (or, at our option, prior to) all indebtedness secured by the particular Lien, so long as the indebtedness is so secured. This covenant does not apply in the case of:

(a) the creation of any Lien on any shares of stock of a Subsidiary or any Principal Property acquired after the date of the indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary, contemporaneously with that acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price, or the assumption of any Lien upon any shares of stock of a Subsidiary or any Principal Property acquired after the date of the indenture existing at the time of the acquisition, or the acquisition of any shares of stock of a Subsidiary or any Principal Property subject to any Lien without the assumption of that Lien, provided that every Lien referred to in this clause (a) will attach only to the shares of stock of a Subsidiary or any Principal Property so acquired and fixed improvements on that Principal Property;

(b) any Lien on any shares of stock of a Subsidiary or any Principal Property existing on the date of the indenture;

(c) any Lien on any shares of stock of a Subsidiary or any Principal Property in favor of us or any Restricted Subsidiary;

(d) any Lien on any Principal Property being constructed or improved securing loans to finance the construction or improvements of that property;

(e) any Lien created by a lease of any Principal Property, which under GAAP as in effect as of the date of the indenture would be characterized as an operating lease, whether entered into before or after the date of the indenture, including Liens arising under or in connection with (i) the Synthetic Lease Facility or any refinancing, renewal or restructuring of the Synthetic Lease Facility; and (ii) any remarketing or purchase by us of, or any other action taken by us with respect to, any Principal Property subject to the Synthetic Lease or any refinancing, renewal or restructuring thereof to the extent permitted thereby;

(f) any Lien on shares of stock of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations, including, without limitation, industrial revenue bonds and similar financings;

(g) any mechanics’, materialmen’s, carriers’ or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith;

(h) any Lien on any shares of stock of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

(i) any Lien on any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution on the Lien is stayed;

(j) any landlord’s Lien on fixtures located on premises leased by us or a Restricted Subsidiary in the ordinary course of business, and tenants’ rights under leases, easements and similar Liens not materially impairing the use or value of the property involved; and

(k) any renewal or extension of or substitution for any Lien permitted by any of the preceding clauses, provided that, in the case of a Lien permitted under clauses (a), (b) or (d), the indebtedness secured is not increased nor the Lien extended to any additional assets.

Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding paragraph, and renew, extend or replace those Liens, provided that at the time of and after giving effect to the creation, assumption, renewal, extension or replacement, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions involving Principal Properties. The indenture provides that we will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or to a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of that Principal Property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of that property by the lessee will be discontinued. Notwithstanding the foregoing, we or any Restricted Subsidiary may sell any Principal Property and lease it back for a longer period:

(a) if such Principal Property is subject to the Synthetic Lease Facility or any refinancing, renewal or restructuring thereof;

(b) if we or such applicable Restricted Subsidiary would be entitled, pursuant to the provisions of the indenture described under the first paragraph under “Restrictions on Liens on Principal Properties” above, to create a Lien on the Principal Property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

(c) if we promptly inform the trustee of the transaction, and we cause an amount equal to the fair value (as determined by resolution of our board of directors) of the Principal Property to be applied (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the Principal Property sold, or (2) to the retirement within 120 days after receipt of the proceeds of Funded Debt incurred or assumed by us or a Restricted Subsidiary, including the notes; provided further that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after the sale, deliver or cause to be delivered to the trustee for cancellation debt securities evidencing Funded Debt of ours (which may include the notes) or of a Restricted Subsidiary previously authenticated and delivered by the trustee, and not yet tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debt securities, and an officer’s certificate (which will be delivered to the trustee) stating that we elect to deliver or cause to be delivered the debt securities in lieu of retiring Funded Debt as provided in the indenture.

If we deliver debt securities to the trustee and we duly deliver the officer’s certificate, the amount of cash that we will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of the applicable debt securities so delivered or, if there are no such redemption prices, the principal amount of those debt securities. If the applicable debt securities provide for an amount less than the principal amount to be due and payable upon a declaration of the maturity, then the amount of cash will be reduced by the amount of principal of those debt securities that would be due and payable as of the date of the application upon a declaration of acceleration of the maturity pursuant to the terms of the indenture pursuant to which those debt securities were issued.

Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and lease-back transactions involving any Principal Property in addition to those permitted by this paragraph, without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into and giving effect to such sale and lease-back transactions, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets.

Certain Definitions

“Attributable Debt” means, as to any particular lease, the greater of:

(a) the fair market value of the property subject to the lease; or

(b) the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semi-annually.

“Consolidated Net Tangible Assets” means total assets after deducting all current liabilities and intangible assets as set forth in our most recent consolidated balance sheet and computed in accordance with GAAP.

“Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

(a) indebtedness of ours and our Restricted Subsidiaries incurred after the date of the indenture and secured by Liens created or assumed or permitted to exist as described above under the last paragraph of “—Covenants—Restrictions on Liens;” and

(b) Attributable Debt of ours and our Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into as described above under the last paragraph of “—Covenants—Restrictions on Sale and Leaseback Transactions involving Principal Properties.”

“Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible at the option of the obligor, beyond one year from the date of its creation.

“GAAP” means generally accepted accounting principles in the United States at the date of any computation.

“Holder” or “Securityholder” mean the registered holder of any debt security with respect to registered securities and the bearer of any unregistered security or any coupon appertaining to it, as the case may be.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest in respect of such asset. For the purposes of the foregoing, we or any Subsidiary will be deemed to own, subject to a Lien, any asset that we have acquired or hold subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Principal Property” means our corporate headquarters and any warehouse or distribution center, together with any land, land improvements, buildings and fixtures related thereto, owned or leased at the date of the indenture or acquired after that date by us or any of our Restricted Subsidiaries and which is located within the United States, other than:

(a) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety; or

(b) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a Subsidiary of ours (a) of which substantially all the property is located, or substantially all the business is carried on, within the United States; and (b) which owns a Principal Property.

“Subsidiary” means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by that person and one or more other Subsidiaries of that person.

“Synthetic Lease Facility” means the Fourth Amended and Restated Lease Agreement, dated as of June 27, 2013, between the Company, as lessee, and SunTrust Bank, as lessor, and each Operative Agreement (as defined therein).

Change of Control Offer

If a Change of Control Triggering Event (as defined below) occurs with respect to the notes of a series, unless we have exercised our right to redeem the notes of such series as described below, we will be required to make an offer to each holder of notes of that series to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that after giving effect to the purchase, any notes of such series that remain outstanding shall have a denomination of $2,000 and integral multiples of $1,000 above that amount.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred or, at our option, prior to any Change of Control (as defined below) but after the public announcement of the transaction that constitutes or may constitute the Change of Control, except to the extent that we have exercised our right to redeem the notes of the relevant series as described under “—Optional Redemption,” we will deliver a notice (a “Change of Control Offer”) to each holder of the notes of such series with a copy to the trustee describing the transaction or transactions that constitute or may constitute a Change of Control Triggering Event and offering to purchase the notes of such series on the date specified in the notice, which date will be no earlier than 30 days nor later than 60 days from the date such notice is delivered (other than as may be required by law) (such date, the “Change of Control Payment Date”). The notice will, if delivered prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date specified in the notice.

On each Change of Control Payment Date, we will, to the extent lawful:

(a) accept for payment all notes or portions of the notes properly tendered pursuant to the applicable Change of Control Offer;

(b) deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and

(c) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

We will comply, to the extent applicable, with the requirements of Rule 14(e)-1 of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes pursuant to a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the terms described in the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue thereof.

Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

If holders of not less than 95% in aggregate principal amount of the outstanding notes of a series validly tender and do not withdraw such notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, as described above, purchases all of the notes of such series validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes of such series that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date).

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain.

For purposes of the Change of Control Offer provisions of the notes, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our Subsidiaries;

(b) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(c) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(d) the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(e) the adoption of a plan relating to our liquidation or dissolution.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(a) was a member of such board of directors on the date of this prospectus supplement; or

(b) was nominated for election, elected or appointed to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

Delaware Chancery Courts have interpreted a similar definition of “Continuing Directors” and found that, under Delaware law, for purposes of such definition, a board of directors may or must approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. If a Florida court were to adopt a similar interpretation under Florida law, the foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and the equivalent investment grade rating from any replacement Rating Agency or Agencies appointed by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P; provided that, if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available, we will appoint a replacement for such Rating Agency that is a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act.

“Ratings Event” means, with respect to a series of notes, ratings of the notes of that series are lowered by each of the Rating Agencies and the notes of that series are rated below Investment Grade by each of the Rating Agencies in any case on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended for so long as the rating of the notes of that series is under publicly announced consideration for a possible downgrade by either of the Rating Agencies).

“S&P” means Standard Global Ratings, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified person as of any date means the Capital Stock (as defined in the indenture) of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Special Mandatory Redemption

In the event the closing of the acquisition has not occurred on or prior to the earlier of (i) June 19, 2017 (provided that, if the termination date of the Acquisition Agreement is extended, this date will also be extended to the same extended termination date, but in no case will this date be extended beyond September 15, 2017) and (ii) the date the Acquisition Agreement is terminated (each, a “special mandatory redemption event”), we will redeem the notes in whole at a special mandatory redemption price (the “special mandatory redemption price”) equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the principal amount of the notes to, but not including, the special mandatory redemption date (as defined below). Upon the occurrence of a special mandatory redemption event, we will promptly (but in no event later than 10 business days following such special mandatory redemption event) cause notice to be delivered electronically or mailed, with a copy to the trustee, to each holder at its registered address (such date of notification to the holders, the “redemption notice date”). The notice will inform holders that the notes will be redeemed on the 30th day (or if such day is not a business day, the first business day thereafter) following the redemption notice date (such date, the “special mandatory redemption date”) and that all of the outstanding notes will be redeemed at the special mandatory redemption price on the special mandatory redemption date automatically and without any further action by the holders of the notes. At or prior to 12:00 p.m., New York City time, on the business day immediately preceding the special mandatory redemption date, we will deposit with the trustee funds sufficient to pay the special mandatory redemption price for the notes. If such deposit is made as provided above, the notes will cease to bear interest on and after the special mandatory redemption date. There is no escrow account for, or security interest in, the proceeds of the offering for the benefit of the holders of the notes. See “Risk Factors—Risk Factors Relating to the Notes and this Offering.”

Optional Redemption

We may redeem the notes of either series at our option, at any time in whole or from time to time in part, before the applicable Par Call Date (as defined below), at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) from the redemption date to the applicable Par Call Date, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus basis points for the 20 notes and basis points for the 20 notes.

We may also redeem the notes of either series at our option, at any time in whole or from time to time in part, on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, we will pay accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (assuming, for this purpose, such notes mature on the applicable Par Call Date).

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Par Call Date” means, in the case of the 20         notes,                 , 20         (          months prior to their maturity) and, in the case of the 20         notes,                 , 20          (          months prior to their maturity).

“Reference Treasury Dealer” means (1) each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer we select.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the applicable Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the applicable Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the related Comparable Treasury Price for that redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” above, the term “business day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or obligated by law or executive order to close.

Notice of redemption will be delivered at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the manner in which the redemption price will be calculated and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select the notes to be redeemed either pro rata, by lot or in such other manner as the trustee deems appropriate, subject to the procedures of DTC.

Interest Rate Adjustment

The interest rate payable on the notes of a series will be subject to adjustments from time to time if either Moody’s or S&P (each as defined under “—Change of Control Offer”) or, if applicable, any “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement for Moody’s or S&P, as the case may be, (each, a “Substitute Rating Agency”), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes of such series, in the manner described below. Each of Moody’s, S&P and any Substitute Rating Agency is an “Interest Rate Rating Agency,” and together they are “Interest Rate Rating Agencies.”

If the rating assigned by Moody’s (or, if applicable, any Substitute Rating Agency) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—S&P Rating Percentage”):

Moody’s Rating* Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating assigned by S&P (or, if applicable, any Substitute Rating Agency) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—Moody’s Rating Percentage”):

S&P Rating* Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the notes of a series has been increased and any of the Interest Rate Rating Agencies subsequently upgrades its rating of the notes of such series, the interest rate on the notes of such series will be decreased such that the interest rate for the notes of such series equals the interest rate payable on the notes of such series on the date of their initial issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the upgrade in rating. If Moody’s (or any Substitute Rating Agency) subsequently upgrades its rating of the notes of such series to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency) upgrades its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the notes of such series will be decreased to the interest rate payable on the notes of such series on the date of their initial issuance (and if one such upgrade occurs and the other does not, the interest rate on the notes of such series will be decreased so that it does not reflect any increase attributable to the upgrading Interest Rate Rating Agency). In addition, the interest rates on the notes of a series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent downgrade in the ratings by any of the Interest Rate Rating Agencies) if the notes of such series become rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, any Substitute Rating Agency), respectively (or one of these ratings if the notes of such series are only rated by one rating agency).

Each adjustment required by any downgrade or upgrade in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, any Substitute Rating Agency), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate on the notes of a series be reduced to below the interest rate payable on the notes of such series on the date of their initial issuance or (2) the total increase in the interest rate on the notes of such series exceed 2.00% above the interest rate payable on the notes of such series on the date of their initial issuance.

No adjustments in the interest rate of the notes of a series shall be made solely as a result of an Interest Rate Rating Agency ceasing to provide a rating on the notes of such series. If at any time less than two Interest Rate Rating Agencies provide a rating of the notes of such series for reasons beyond our control, we will use our commercially reasonable efforts to obtain a rating of the notes of such series from a Substitute Rating Agency, if one exists, in which case, for purposes of determining any increase or decrease in the interest rate on the notes of such series pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last Interest Rate Rating Agency to provide a rating of the notes of such series but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes of a series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes of a series on the date of their initial issuance plus the appropriate percentage, if any, set forth opposite the deemed equivalent rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other Interest Rate Rating Agency).

For so long as only one Interest Rate Rating Agency provides a rating of the notes of a series, any subsequent increase or decrease in the interest rate of the notes of such series necessitated by a reduction or increase in the rating by the Interest Rate Rating Agency providing the rating shall be twice the applicable percentage set forth in the applicable table above. For so long as no Interest Rate Rating Agency provides a rating of the notes of a series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes of such series on the date of their initial issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period commencing after the date on which a rating change occurs that requires an adjustment in the interest rate. If any Interest Rate Rating Agency changes its rating of the notes of a series more than once prior to any particular interest payment date, the last change by such agency prior to such interest payment date will control for purposes of any interest rate increase or decrease with respect to the notes of a series described above relating to such rating agency’s action. If the interest rate payable on the notes of a series is increased as described above, the term “interest,” as used with respect to the notes of such series, will be deemed to include any such additional interest unless the context otherwise requires.

Defeasance

The provisions of the indenture relating to defeasance, which are described under the caption “Description of the Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus, will apply to the notes.

Book-Entry; Delivery and Form

The notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee for the accounts of its participants, including Euroclear Bank S.A./N.V. (“Euroclear”) as operator of the Euroclear System, and Clearstream Banking, société anonyme (“Clearstream”). We will not issue certificated notes, except in the limited circumstances described below. Transfers of ownership interests in the global notes will be effected only through entries made on the books of DTC participants acting on behalf of beneficial owners. You will not receive written confirmation from DTC of your purchase. The direct or indirect participants through whom you purchased the notes should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The direct and indirect participants are responsible for keeping accurate account of the holdings of their customers like you. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the global notes.

You, as the beneficial owner of notes, will not receive certificates representing ownership interests in the global notes, except in the following limited circumstances: (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be eligible under the indenture and we do not appoint a successor depositary within 90 days; (2) we determine that the notes of a series will no longer be represented by global notes and execute and deliver to the trustee an officer’s certificate to such effect; or (3) an event of default with respect to the notes of a series will have occurred and be continuing. These certificated notes will be registered in such name or names as DTC will instruct the trustee. It is expected that such instructions may be based upon directions received by DTC from participants with respect to ownership of beneficial interests in global notes.

So long as DTC or its nominee is the registered owner and holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture relating to the notes. Except as provided above, you, as the beneficial owner of interests in the global notes, will not be entitled to have notes registered in your name, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owner or holder thereof under the indenture. Accordingly, you, as the beneficial owner, must rely on the procedures of DTC and, if you are not a DTC participant, on the procedures of the DTC participants through which you own your interest, to exercise any rights of a holder under the indenture.

Neither we, the trustee, nor any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. DTC’s practice is to credit the accounts of DTC’s direct participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in a security as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on the payment date. The underwriters will initially designate the accounts to be credited. Beneficial owners may experience delays in receiving distributions on their notes because distributions will initially be made to DTC and they must be transferred through the chain of intermediaries to the beneficial owner’s account. Payments by DTC participants to you will be the responsibility of the DTC participant and not of DTC, the trustee or us. Accordingly, we and any paying agent will have no responsibility or liability for: any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in notes represented by a global securities certificate; any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global securities certificate held through those participants; or the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We have been informed that, under DTC’s existing practices, if we request any action of holders of notes, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder of notes is entitled to take under the indenture, DTC would authorize the direct participants holding the relevant beneficial interests to take such action, and those direct participants and any indirect participants would authorize beneficial owners owning through those direct and indirect participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Clearstream and Euroclear have provided us with the following information and neither we nor the underwriters take any responsibility for its accuracy:

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants include underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Clearstream’s U.S. participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A/N.V. under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Euroclear has further advised us that investors who acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities certificates.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes through DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time zone differences, credits of notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during that processing will be reported to the relevant Euroclear participants or Clearstream participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS1

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes to holders who purchase notes at their original “issue price” (i.e. the first price at which a substantial amount of the notes is sold for cash to the public) and hold the notes as capital assets. Except as provided below, this discussion applies only to a beneficial owner of a note that is (1) an individual citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, or (3) any other person that is subject to U.S. federal income tax on a net income basis in respect of a note (referred to as a “U.S. holder”). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations (including proposed Treasury Department regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or to holders subject to special tax rules such as banks, regulated investment companies, real estate investment trusts, partnerships or other entities classified as pass through entities for U.S. federal income tax purposes and investors in such entities, insurance companies, dealers in securities or currencies or tax-exempt organizations, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, passive foreign investment companies persons holding notes as part of a straddle, hedge, conversion or other integrated transaction, persons who mark their securities to market for U.S. federal income tax purposes, U.S. holders whose functional currency is not the U.S. dollar, United States expatriates, persons who purchase or dispose of the notes as part of a wash sale, U.S. holders that hold their notes through non-U.S. brokers or other non-U.S. intermediaries, or persons subject to alternative minimum taxes. This discussion also does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as the Medicare contribution tax and U.S. federal estate and gift tax laws) or any state, local or foreign tax laws. Prospective investors are urged to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of notes in light of their own circumstances.

Interest Income and Original Issue Discount

Subject to the discussion under “—Interest Rate Adjustments” below, it is expected (and this discussion assumes) that the notes will be issued without original issue discount (“OID”) for U.S. federal income tax purposes. In general, however, in the event the notes are issued with more than de minimis OID, U.S. Holders will be required to include OID in ordinary gross income on a constant-yield basis for U.S. federal income tax purposes as it accrues, although the U.S. Holder may not yet have received cash attributable to that income. U.S. holders will generally be taxed on the stated interest on the notes as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Interest Rate Adjustments

In certain circumstances (see “Description of the Notes—Interest Rate Adjustment”), we may be obligated to pay additional interest as a result of adjustments to the credit ratings assigned to the notes. Special rules, including rules for variable rate debt instruments (“VRDIs”) and for contingent payment debt instruments (“CPDIs”), apply to debt instruments that provide for payments that vary or are contingent upon a specified event, including an interest rate that varies based on the credit quality of the issuer. Based on our current expectations about our financial performance, among other factors, we intend to take the position that the notes should be treated as VRDIs rather than CPDIs, and the discussion below assumes that the notes will be treated as VRDIs. It is possible, however, that the IRS could assert that the notes should be treated as CPDIs, which could affect the amount, timing and character of income, gain or loss with respect to a U.S. holder’s investment in the notes. Under the CPDI rules, a U.S. holder might be required to accrue income at a higher rate than the coupon on the notes, subject to certain adjustments based on the difference between amounts actually received in a taxable year and projected payments, and to treat any gain on a disposition of the notes as ordinary income rather than capital gain. The CPDI rules are complex. Accordingly, prospective investors are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes.

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the sale, exchange, retirement or other disposition of a note, a U.S. holder will generally recognize taxable gain or loss in an amount equal to the difference between the amount realized by such U.S. holder and such U.S. holder’s tax basis in the note. A U.S. holder’s tax basis in a note generally will equal its initial investment in that note. For these purposes, the amount realized does not include any amount attributable to accrued interest, which is treated as interest described under “Interest Income and Original Issue Discount” above. Any gain or loss recognized on the sale, exchange, retirement or other disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the note for more than one year at the time of disposition. A reduced tax rate on long-term capital gain may apply to non-corporate individual U.S. holders. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

As used herein, a “non-U.S. holder” means any beneficial owner of a note that is not a U.S. holder.

Subject to the discussion of backup withholding and FATCA below, payments of interest on a note by us or any paying agent to a non-U.S. holder will not be subject to U.S. federal income or withholding tax, provided that (i) the non-U.S. holder does not actually or constructively own ten percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a United States person (as defined in the Code) in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is not a United States person). If these conditions are not met, interest on the notes paid to a non-U.S. holder will generally be subject to U.S. federal withholding at a 30% rate unless an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing an IRS Form W-8BEN or W-8BEN-E (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed.

Subject to the discussion of backup withholding and FATCA below, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gain realized on a sale, exchange, retirement, redemption or other taxable disposition of the notes unless the non-U.S. holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met (in which case the non-U.S. holder generally will be subject to U.S. federal income tax at a flat rate of 30% (unless a lower applicable treaty rate applies) on the amount by which the gains derived from the disposition from sources within the U.S. exceeds such holder’s capital losses allocable to sources within the U.S. for the taxable year of the disposition).

Backup Withholding and Information Reporting

Unless a U.S. holder is an exempt recipient, payments under the notes and the proceeds received from the sale or other disposition of notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if such U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.

Information returns will be filed with the IRS in connection with payments on the notes to non-U.S. holders. A non-U.S. holder may have to comply with certification procedures to establish that such non-U.S. holder is not a U.S. holder in order to avoid information reporting and backup withholding.

Any amounts so withheld under the backup withholding rules may be allowed as a credit against the U.S. holder’s U.S. federal income tax liability or as a refund, provided that the required information is furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), impose a withholding tax of 30% on interest income paid on a debt obligation of a U.S. company and on the gross proceeds from a sale or other disposition (including a retirement or redemption) of such a debt obligation paid to (i) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), or (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Withholding under FATCA generally will apply to payments of interest on a note regardless of when they are made. However, under the applicable Treasury regulations, withholding under FATCA generally will only apply to payments of gross proceeds from the sale or other disposition of a note on or after December 31, 2018. An intergovernmental agreement between the United States and the applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Each holder should consult with its tax advisor regarding the implications of this legislation on their investment in a note.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives (the “Representatives”), we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of each series of notes that appears opposite its name in the table below.

Underwriter	Principal Amount of 20 notes	Principal Amount of 20 notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total	$	$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of     % of the principal amount of the 20     notes and     % of the principal amount of the 20     notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the 20     notes and     % of the principal amount of the 20     notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discount and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid By Us
Per 20 note		%
Per 20 note		%
Total	$

We estimate that our total expenses for this offering, excluding underwriting discounts, will be $        .

The notes are new issues of securities with no established trading markets. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading markets for the notes or that active public markets for the notes will develop. If active public trading markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected, and your ability to transfer the notes may be limited. If the notes are traded, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities, our operating performance and financial position, general economic conditions and other factors.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated served as our financial adviser in connection with the Proposed Acquisition, and certain affiliates of the underwriters have agreed to provide us with interim financing in the event that this offering and other intended financing transactions are not consummated. In addition, certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have also agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by the EU Savings Directive) and includes any relevant implementing measure in the relevant member state.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1 ° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1 A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain matters as to Florida law will be passed upon for us by David R. Vetter, Executive Vice President, Chief Legal Officer and Secretary. Mr. Vetter is a full-time employee of ours and owns, and has the right to acquire, through the exercise of options or otherwise, shares of our common stock directly and as a participant in various employee benefit plans. The validity of the notes will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered certified public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 31, 2016, and the effectiveness of our internal control over financial reporting as of January 31, 2016, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in this registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

KPMG LLP, independent auditors, has also audited the Acquired Business’ combined financial statements included in our Current Report on Form 8-K filed with the SEC on January 17, 2017, for the years ended June 28, 2014, June 27, 2015 and July 2, 2016, as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. The Acquired Business’ combined financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Tech Data Corporation

Debt Securities

By this prospectus, we may offer and sell from time to time the debt securities described in this prospectus on terms to be determined at the time of offering. Specific terms of the debt securities to be offered will be provided in a supplement to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. A prospectus supplement may also add to, update, supplement or clarify information contained in this prospectus.

Unless stated otherwise in a prospectus supplement, the debt securities will not be listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TECD.”

We may offer and sell the debt securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis.

Investing in our debt securities involves risks. You should carefully consider the risks referenced under “Risk Factors” on page 4 of this prospectus, as well as the other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement, before making a decision to invest in our debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 17, 2017.

We are responsible for the information contained and incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the debt securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

Unless we have indicated otherwise, references in this prospectus to “Tech Data,” “we,” “our,” “us,” the “Company” and similar terms refer to Tech Data Corporation, a Florida corporation, and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). We may offer the debt securities described in this prospectus from time to time in one or more offerings. This prospectus only provides you with a general description of the debt securities to be offered. Each time we sell debt securities pursuant to this prospectus, we will describe in a prospectus supplement relating to a particular offering specific information about the offering and the terms of the particular debt securities to be offered. The applicable prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the debt securities. Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations. The registration statement, including the exhibits to the registration statement and any post-effective amendment thereto, can be obtained from the SEC, as described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, may contain forward-looking statements, as described in the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements regarding future events and the future results of Tech Data are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “continue,” “will,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to the cautionary statements and important factors discussed in Item 1A Risk Factors of our Annual Report on Form 10-K for the year ended January 31, 2016, our Quarterly Reports for the periods ended April 30, 2016, July 31, 2016 and October 31, 2016 and the other documents we subsequently file with the SEC for further information. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

SUMMARY

Tech Data Corporation

Tech Data Corporation is one of the world’s largest wholesale distributors of technology products. We serve as an indispensable link in the technology supply chain by bringing products from the world’s leading technology vendors to market, as well as providing our customers with advanced logistics capabilities and value-added services. Our customers include approximately 105,000 value-added resellers (“VARs”), direct marketers, retailers and corporate resellers who support the diverse technology needs of end users. We sell to customers in more than 100 countries throughout North America, South America, Europe, the Middle East and Africa. The two primary geographic markets we serve are the Americas and Europe.

Some of our key financial objectives are to gain share in select product areas in the geographies in which we operate and to improve operating income by growing gross profit faster than operating costs. In addition, we focus on deploying the right level of capital that yields solid operating cash flow generation and a return on invested capital that is above our weighted average cost of capital.

Key to achieving our financial objectives is our strategy of execution, diversification and innovation that we believe differentiates our business in the marketplace.

Execution is fundamental to our business success. We have 22 logistics centers where each day, tens of millions of dollars of technology products are received from vendors, picked and packed and shipped to our customers. Products are generally shipped from regionally located logistics centers the same day the orders are received. In addition, execution is marked by a high level of service provided to our customers through our company’s technical, sales and marketing support, electronic commerce tools, product integration services and financing programs.

Our diversification strategy seeks to continuously remix our product, customer and services portfolios towards higher growth and higher return market segments through organic growth initiatives and acquisitions. We believe that as industry standardization, cloud computing, mobility, the Internet of Things (“IoT”) and other potentially disruptive factors transform the way technology is used and delivered, we will leverage our highly efficient infrastructure to capture new market opportunities in our strategic focus areas of data center, software, mobility, consumer electronics, integrated supply chain services and other value-added service offerings.

The final tenet of our strategy is innovation. Our IT systems and e-business tools and programs have provided our business with the flexibility to effectively navigate fluctuations in market conditions, structural changes in the technology industry, as well as changes created by products we sell. These IT systems and e-business tools and programs have also worked to strengthen our vendor and customer relationships, while at the same time improving the efficiency of these business partners.

We believe our strategy of execution, diversification and innovation will continue to strengthen our value proposition with vendor partners and reseller customers while positioning us for continued market expansion and profitable growth.

We were incorporated in Florida in 1974. Our principal executive offices are located at 5350 Tech Data Drive, Clearwater, Florida 33760, and our main telephone number is (727) 539-7429.

Recent Developments

Acquisition of Technology Solutions Business of Avnet, Inc. (“Avnet”)

On September 19, 2016, we entered into an Interest Purchase Agreement (the “Acquisition Agreement”) with Avnet to acquire (the “Acquisition”) all the shares of AVT Technology Solutions LLC (“AVT”) and another company that will be formed by Avnet, Inc. (together with AVT, the “Acquired Companies”), which will hold all assets and liabilities primarily relating to the technology solutions business of Avnet (the “Acquired Business”) following completion of a related reorganization.

RISK FACTORS

You should carefully consider the risk factors described under “Risk Factors” in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q for the periods ended April 30, 2016, July 31, 2016 and October 31, 2016 and the other documents that we subsequently file with the SEC, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use net proceeds from the sale of the debt securities offered hereby for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Tech Data for each period indicated.

	Nine Months Ended October 31,		Fiscal Year Ended January 31,
	2016	2015	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	6.41	15.92	15.81	7.02	6.05	5.82	5.48

For purposes of this computation, “earnings” represents pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees plus fixed charges, less the preferred dividend requirements of majority-owned subsidiaries. “Fixed charges” consist of interest expensed on all indebtedness and other liabilities plus amortization of deferred costs of financing, accretion of debt discount, the estimated interest component of lease rental expense, and the preferred dividend requirements of majority-owned subsidiaries.

DESCRIPTION OF DEBT SECURITIES

We may offer secured or unsecured debt securities, which may be convertible or non-convertible, in one or more series.

The following is a summary of certain general terms and provisions of the debt securities and the indenture, but they are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture, which has been filed as an exhibit to the registration statement of which this prospectus is a part, including the definitions of specified terms used in the indenture, and to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The particular terms of the debt securities offered by any prospectus supplement and the extent these general provisions may apply to the debt securities will be described in the applicable prospectus supplement. The terms of the debt securities will include those set forth in the indenture, any related documents and those made a part of the indenture by the Trust Indenture Act. You should read the summary below, the applicable prospectus supplement and the provisions of the indenture and any related documents before investing in our debt securities.

The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and any limit on the aggregate principal amount of the debt securities;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities are convertible into or exchangeable for other securities and, if so, the terms and conditions upon which such securities will be so convertible or exchangeable;

•	whether the debt securities are senior or subordinated debt securities and, if subordinated, the terms of such subordination;

•	the percentage or percentages of principal amount at which such debt securities will be issued;

•	the interest rate(s) or the method for determining the interest rate(s);

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	the dates on which the debt securities may be issued, the maturity date and other dates of payment of principal;

•	redemption or early repayment provisions;

•	authorized denominations if other than denominations of $2,000 and multiples of $1,000 in excess thereof;

•	the form of the debt securities;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	whether such debt securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	any restriction or condition on the transferability of the debt securities;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which the purchaser of the debt securities can select the payment currency;

•	the securities exchange(s) or automated quotation system(s) on which the debt securities will be listed or admitted to trading, as applicable, if any;

•	whether any underwriter(s) will act as market maker(s) for the debt securities;

•	the extent to which a secondary market for the debt securities is expected to develop;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	place or places where we may pay principal, premium, if any, and interest and where holders may present the debt securities for registration of transfer, exchange or conversion;

•	place or places where notices and demands relating to the debt securities and the indentures may be made;

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities that is payable upon declaration of acceleration of maturity;

•	any index or formula used to determine the amount of payments of principal of, premium, if any, or interest on the debt securities and the method of determining these amounts;

•	any provisions relating to compensation and reimbursement of the trustee;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events; and

•	additional terms not inconsistent with the provisions of the indenture.

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture. Such additional debt securities will have the same terms as to ranking, redemption, waivers, amendments or otherwise as the applicable series of debt securities, and will vote together as one class on all matters with respect to such series of debt securities. In addition, we will describe in the applicable prospectus supplement, material U.S. federal tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Any taxes withheld or deducted from payments in respect of the debt securities and paid to the relevant tax authority shall be deemed to have been paid to the applicable holder. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and multiples of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Events of Default

Under the terms of the indenture, each of the following constitutes an event of default for a series of debt securities unless it is either inapplicable to a particular series or it is specifically deleted or modified:

•	default for 30 days in the payment of any interest when due;

•	default in the payment of principal, or premium, if any, when due at maturity, upon redemption or otherwise;

•	default for 30 days in the payment of any sinking fund installment when due;

•	default in the performance, or breach, of any covenant or agreement in the indenture for 90 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default described in the applicable company order or supplemental indenture under which the series of debt securities is issued.

We are required to furnish the trustee annually with an officer’s certificate as to our compliance with all conditions and covenants under the indenture. The indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of the principal of, premium, if any, or interest on the debt securities, if it considers it in the interests of the holders of the debt securities to do so.

Effect of an Event of Default

If an event of default exists (other than an event of default in the case of certain events of bankruptcy), the trustee or the holders of not less than 25% in aggregate principal amount of a series of outstanding debt securities may declare the principal amount (or, if the debt securities are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of and all accrued but unpaid interest on all outstanding debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal (or specified) amount will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the event of default may, without further act, be deemed to have been waived and such declaration may, without further act, be deemed to have been rescinded and annulled subject to conditions specified in the indenture.

If an event of default in the case of certain events of bankruptcy, insolvency or reorganization exists, the principal amount of all debt securities outstanding under the indenture shall automatically, and without any declaration or other action on the part of the trustee or any holder of such outstanding debt, become immediately due and payable.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture (other than the payment of any amounts on the debt securities furnished to it pursuant to the indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in aggregate principal amount of a series of outstanding debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the debt securities of that series.

Legal Proceedings and Enforcement of Right to Payment

You will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless you have previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series. In addition, the holders of at least 25% in aggregate principal amount of a series of the outstanding debt securities must have made written request, and offered reasonable security or indemnity, to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, and must have failed to institute the proceeding. However, you will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on that debt security on or after the due dates expressed in the debt security and to institute a suit for the enforcement of that payment.

Modification and Waiver

Modification

We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	extend the stated maturity of the principal of, or any installment of interest on, any outstanding debt security;

•	reduce the principal amount of or the interest on or any premium payable upon the redemption of any outstanding debt security;

•	change the currency in which the principal amount of and premium, if any, or interest on any outstanding debt security is denominated or payable;

•	reduce the principal amount of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof;

•	impair your right to institute suit for the enforcement of any payment on any outstanding debt security after the stated maturity or redemption date;

•	materially adversely affect the economic terms of any right to convert or exchange any outstanding debt security;

•	reduce the percentage of the holders of outstanding debt securities necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture or certain defaults and consequences of such defaults; or

•	modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the debt securities affected.

Waiver

The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, waive compliance by us with certain covenants of the indenture.

The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, generally waive any past default under the indenture and the consequences of such default. However, a default in the payment of the principal of, or premium, if any, or any interest on, any debt security of that series or any default in respect of a covenant or provision that under the indenture may not be modified or amended without the consent of the holders of the outstanding debt securities of a series affected cannot be so waived.

Merger, Consolidation and Sale of Assets

We will not consolidate with or merge into any other entity, or sell or lease, all or substantially all our assets to another entity in one transaction or a series of related transactions, and no entity may consolidate with or merge into us, unless:

•	we will be the continuing entity in any merger or consolidation or the successor, transferee or lessee entity (if other than us) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations relating to the debt securities;

•	immediately before and after such consolidation, merger, sale or lease, there exists no event of default, and no event which, after notice or lapse of time or both, would become an event of default; and

•	other conditions described in the indenture are met.

Defeasance and Covenant Defeasance

The indenture provides that we may discharge all of our obligations with respect to any series of the debt securities at any time, and that we may also be released from our obligations under certain covenants and from certain other obligations, including obligations imposed by a company order or supplemental indenture with respect to that series, if any, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected only if:

•	we irrevocably deposit with the trustee money or U.S. government obligations or a combination thereof, as trust funds in an amount sufficient to pay and discharge each installment of principal of, premium, if any, and interest on, all outstanding debt securities of that series;

•	no event of default under the indenture has occurred and is continuing on the date of such deposit, other than an event of default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit; and

•

we deliver to the trustee an opinion of counsel to the effect that (i) the beneficial owners of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance and (ii) the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those beneficial owners’ U.S. federal income tax treatment of principal and interest payments on the debt securities of that series. In the case of a defeasance, this opinion must confirm that either (i) the Company has received a ruling to that effect from or published by the Internal Revenue Service or (ii) since the date of the indenture there has been a change in the applicable U.S. federal income tax law.

Governing Law

The indenture and the debt securities shall be governed by and construed in accordance with the laws of the State of New York. The indenture provides that, to the fullest extent permitted by law, the parties to the indenture and each holder of debt securities waives their rights to a jury trial with respect to litigation arising out of or in connection with the indenture.

Concerning the Trustee

The trustee under the indenture is MUFG Union Bank, N.A. The trustee will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act with respect to any debt securities issued under the indenture. The trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

PLAN OF DISTRIBUTION

Initial Offering and Sale of Debt Securities

We may sell debt securities from time to time in one or more transactions separately or in combination. We may sell the debt securities of or within any series to or through agents, underwriters, dealers, remarketing firms or other third parties or directly to one or more purchasers or through a combination of any of these methods. In some cases, we or dealers acting with us or on behalf of us may also purchase the debt securities and reoffer them to the public.

Agents whom we designate may solicit offers to purchase the debt securities.

If required, we will name any agent involved in offering or selling the debt securities, and disclose any commissions that we will pay to the agent, in the applicable prospectus supplement.

Unless we indicate otherwise in the applicable prospectus supplement, agents will act on a best efforts basis for the period of their appointment.

Agents may be deemed to be underwriters, under the Securities Act, of any of the debt securities that they offer or sell.

We may use an underwriter or underwriters in the offer or sale of the debt securities.

If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of the debt securities.

We will include the names of the specific managing underwriter or underwriters, as well as the names of any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the applicable prospectus supplement.

The underwriters will use the applicable prospectus supplement, together with this prospectus, to sell the debt securities.

We may use a dealer to sell the debt securities.

If we use a dealer, we will sell the debt securities to the dealer, as principal.

The dealer will then sell the debt securities to the public at varying prices that the dealer will determine at the time it sells the debt securities.

We will include the name of the dealer and the terms of the transactions with the dealer in the applicable prospectus supplement.

We may solicit directly offers to purchase the debt securities, and we may directly sell the debt securities to institutional or other investors. We will describe the terms of direct sales in the applicable prospectus supplement.

We may also offer and sell the debt securities, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms referred to as remarketing firms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters under the Securities Act in connection with the debt securities they remarket.

We may indemnify agents, underwriters, dealers and remarketing firms against certain liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, or their affiliates, may be customers of, engage in transactions with or perform services for us or our respective affiliates, in the ordinary course of business.

We may authorize agents and underwriters to solicit offers by certain institutions to purchase the debt securities at the public offering price under delayed delivery contracts.

If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the debt securities under the delayed delivery contracts.

These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

We will describe in the applicable prospectus supplement the commission that underwriters and agents soliciting purchases of the debt securities under delayed delivery contracts will be entitled to receive.

In compliance with guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum amount of underwriting compensation, including underwriting commissions or discounts, to be received by any FINRA member may not exceed 8% of the aggregate principal amount of the securities offered pursuant to this prospectus. It is anticipated that the maximum underwriting compensation to be received in any particular offering of debt securities will be significantly less than this amount.

Any underwriter, agent or dealer utilized in the initial offering of debt securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

Unless otherwise specified in connection with a particular underwritten offering of the debt securities, the underwriters will not be obligated to purchase offered debt securities unless specified conditions are satisfied, and if the underwriters do purchase any offered debt securities, they will purchase all offered debt securities.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the debt securities at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of any debt securities offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our New York counsel. Certain matters as to Florida law will be passed upon for us by David R. Vetter, Executive Vice President, Chief Legal Officer and Secretary. Mr. Vetter is a full-time employee of ours and owns, and has the right to acquire, through the exercise of options or otherwise, shares of our common stock directly and as a participant in various employee benefit plans.

EXPERTS

Ernst & Young LLP, independent registered certified public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 31, 2016, and the effectiveness of our internal control over financial reporting as of January 31, 2016, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

KPMG LLP, independent auditors, has also audited the Acquired Business’s combined financial statements included in our Current Report on Form 8-K filed with the SEC on January 17, 2017, for the years ended June 28, 2014, June 27, 2015 and July 2, 2016, as set forth in its report, which is incorporated by reference in this prospectus. The Acquired Business’s combined financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulations S-K promulgated by the SEC or (2) furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items):

•	our Annual Report on Form 10-K for the fiscal year ended January 31, 2016;

•	our definitive Proxy Statement on Form 14A filed with the SEC on April 21, 2016;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2016, July 31, 2016 and October 31, 2016; and

•	our Current Reports on Form 8-K, filed with the SEC on March 18, 2016, September 19, 2016, October 7, 2016, November 4, 2016, January 9, 2017 and January 17, 2017.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents. However, we are not incorporating by reference any information provided in these documents that is described in paragraph (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items.

Tech Data Corporation hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that has been or may be incorporated by reference in this prospectus, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus. Requests for such copies should be directed to our Investor Relations department, at the following address:

Tech Data Corporation

5350 Tech Data Drive

Clearwater, Florida 33760

Attention: Investor Relations

(800) 292-7906

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We are responsible for the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with information different from that contained in this prospectus, and we take no responsibility for any other information that others may give you. The debt securities offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the debt securities offered hereby.

This prospectus is part of a registration statement that we filed with the SEC, using a “shelf” registration process under the Securities Act relating to the debt securities to be offered. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The registration statement, including the exhibits thereto, may be inspected at the Public Reference Room maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

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$             % Senior Notes due

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PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Citigroup

J.P. Morgan

                    , 2017